UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Pathfinder Resources Inc.

Legal Status of Issuer:

Form:

C Corporation

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

February 19, 2026

Physical Address of Issuer:

4695 Old Valley Road, Eagle, ID 83616

Website of Issuer: https://www.pathresinc.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Texture Capital Inc.

CIK number of intermediary:

0001769517

SEC file number of intermediary:

8-70310

CRD number, if applicable, of intermediary:

300853

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer shall pay to Texture, in cash, an amount equal to 3.5% of the value of Securities purchased by Investors in the Offering from the proceeds of the Offering (the "Compensation") at each applicable closing of the Offering (a "Closing"). The Compensation is due immediately upon each receipt of proceeds from the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Shares of Series A1 Convertible Preferred Stock (each a "Series A1 Share")

Target number of securities to be offered:

2,000 Series A1 Shares

Price (or method for determining price):

$10.00 per Series A1 Share

Target Offering Amount:

$20,000

Minimum Investment Amount:

$100.00 (10 Series A1 Shares)

Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Maximum number of securities to be offered:

500,000 Series A1 Shares

Deadline to reach the offering amount: June 22, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

Current number of executives: 3

	Most recent fiscal year (2026)*
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$18,000
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	($18,000)

*Period since inception (February 19, 2026)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pathfinder Resources Inc.

By

/s/ Bradlee A. Combs

Bradlee A. Combs
Chief Financial Officer, Secretary and Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Bradlee A. Combs

Bradlee A. Combs
Chief Financial Officer, Secretary and Treasurer

June 23, 2026

(Date)

TABLE OF CONTENTS

JUNE 23, 2026



PATHFINDER RESOURCES INC.
FORM C

Up to $5,000,000 shares of Series A1 Convertible Preferred Stock
$10.00 per Series A1 Share

Pathfinder Resources Inc. ("**Pathfinder Resources**," the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of twenty thousand U.S. dollars ($20,000 (the "**Target Offering Amount**")) and up to a maximum amount of five million U.S. dollars ($5,000,000 (the "**Maximum Offering Amount**")) of Series A1 Convertible Preferred Stock (each a "Series A1 Share," collectively, the "Series A1 Shares") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by June 22, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Series A1 Shares will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Series A1 Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Series A1 Shares are set forth below in the section titled "The Offering and the Series A1 Shares". In order to purchase the Series A1 Shares, you must complete the purchase process through our intermediary, Texture Capital Inc (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust ("**Enterprise**" or the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Series A1 Shares, as further described below. Series A1 Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Series A1 Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Series A1 Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Series A1 Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **PATHFINDER RESOURCES INC.**

**ELIGIBILITY**

2.   **PATHFINDER RESOURCES INC.** certifies that all of the following statements are true:

● Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
● Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
● Not an investment company registered or required to be registered under the Investment Company Act of 1940.
● Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
● Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
● Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
● The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.investinpathfinder.com

The Company must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

OFFICERS AND DIRECTORS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Todd C. Smith	Chief Executive Officer, President, Founder and Chairman, Pathfinder Resources Inc.	Leads the company's overall strategic direction, capital formation, and business development initiatives while overseeing executive management and long-term growth objectives.	February 19, 2026 - present
	Chief Executive Officer, President, Founder and Chairman, Pathfinder Engineering Inc.	Leads the company's overall strategic direction, capital formation, and business development initiatives while overseeing executive management and long-term growth objectives.	September 14, 2018 - Present
	Lieutenant Colonel US Army Reserve Officer, Commander 321 Engineer Battalion	Commands an Army Reserve Engineer Battalion, Responsible for training and Operations, Logistics, and the health and welfare of over 700 Soldiers.	January 6, 1992 - Present
Bradlee A. Combs	Chief Financial Officer, Secretary, Treasurer, Founder and Director, Pathfinder Resources Inc.	Oversees the company's financial management, accounting, reporting, budgeting, and capital planning functions to support operational and strategic objectives.	February 19, 2026 - present
	President of Combs Land Services, LLC	Senior Petroleum Landman A/D of Oil and Gas assets, Title review and OG&M Leasing	March 10th, 2010 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
	Dallas County Election Judge	Oversee voting at various locations in Dallas County, Texas	January 1st, 2021 - January 1st, 2026
Kevin Ordean	Chief Operations Officer and Director, Pathfinder Resources Inc.	Manages the company's day-to-day operations, project execution, and organizational performance to ensure efficient and scalable business operations.	May 2026 - present
	Director of Forest Operations: Restoration Forest Products	Lead multiple divisions for the company. Duties include contracting, timber procurement, and logging / trucking operations	April 2024 - present
	Forest Operations Manager: Restoration Forest Products (formally NewLife Forest Products)	Manage staff and day to day activities for the forestry division. Subcontractor supervision, timber procurement, fleet management, harvest planning.	October 2020 to April 2024

BIOGRAPHIES



TODD C. SMITH, Chief Executive Officer, President, and Chairman

Todd Smith is a professional engineer, military officer, and operations executive with extensive experience leading complex infrastructure, forestry, and wildfire response operations in demanding domestic and international environments. As Chief Executive Officer of Pathfinder Resources Inc, he oversees integrated timber harvesting, heavy equipment, and wildland firefighting operations across the western United States, supporting federal contracts in every U.S. Forest Service western region since 2021. Todd holds advanced degrees in Metallurgical Engineering and Materials Science and Engineering from the University of Idaho, along with a Master of Military Operations from the U.S. Army Command and General Staff College. His background includes engineering and leadership roles with major infrastructure and technology organizations including Micron Technology, where he contributed to research and development engineering and next-generation semiconductor manufacturing development, as well as senior quality assurance and structural materials oversight roles on major transportation infrastructure projects including the San Francisco–Oakland Bay Bridge and Bay Area Rapid Transit projects. A Lieutenant Colonel in the United States Army Reserve with three combat deployments to CENTCOM and commander of the 321st

Engineer Battalion, Todd combines technical expertise, military leadership, and field execution experience to build scalable operational platforms capable of supporting long-term growth in resource, infrastructure, and forest restoration markets.

 **BRADLEE A. COMBS, Chief Financial Officer, Secretary, Treasurer, and Director**
Brad Combs is a finance and acquisition and divestiture executive with more than 28 years of experience across energy, infrastructure, right-of-way, and project management in major resource development markets throughout the United States. As Chief Financial Officer of Pathfinder Resources Inc, he brings extensive expertise in mineral title, contract negotiation, acquisition strategy, regulatory compliance, and operational administration, with project experience spanning the Permian Basin, Bakken, and multiple large-scale transmission and fiber infrastructure corridors. Brad has negotiated and managed hundreds of thousands of net mineral acres, overseen complex purchase and sales agreements, and directed multi-state operational and logistics businesses serving major energy producers including Shell, XTO, Chesapeake, Marathon, and Hunt Oil. His background combines financial oversight, transactional execution, and field-level operational management, providing disciplined commercial leadership and institutional credibility within large-scale resource and infrastructure platforms.

KEVIN ORDEAN, Chief Operations Officer, and Director
Kevin Ordean is a forest operations executive with over 20 years of management experience and a proven track record of building and scaling high-performance timber procurement and forest restoration programs in complex, federally regulated environments. Over the past several years, he has led the procurement of fiber across tens of thousands of acres through contracts with the U.S. Forest Service, U.S. Army Corps of Engineers, and Arizona Department of Forestry and Fire Management while helping develop operations capable of supporting a 120 million board foot sawmill platform. His experience spans federal contracting, large-scale logistics, biomass and residual utilization, and integrated operational leadership across forestry, trucking, fleet, and manufacturing systems. Kevin is recognized for rebuilding contractor networks, expanding forest restoration treatment capacity to more than 12,000 acres annually, and implementing disciplined operating systems that support scalable growth, execution certainty, and long-term forest infrastructure development aligned with both commercial and forest health objectives.


ANTICIPATED BUSINESS PLAN


THE COMPANY AND ITS OPERATIONS
Pathfinder Resources Inc. ("**Pathfinder Resources**," the "**Company**," "**we**," "**us**," or "**our**"), a Wyoming corporation, began operations on February 19, 2026 with the purpose of obtaining oil, gas and mineral leases and equipment for behind the meter power to generate energy for the data center supply chain. The Officers of the Company are Todd C. Smith, Bradlee A. Combs, and Kevin Ordean; and the Directors of the Board of Directors are Todd C. Smith, Chairman, Bradlee A. Combs, and Kevin Ordean.


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PATHFINDER RESOURCES MISSION STATEMENT

Pathfinder Resources plans to provide the energy for data centers and bitcoin mining operations in order to support AI growth, generate revenue and build next generation infrastructure that supports the American power grid by utilizing forest biomass and natural gas fields.

RESOURCE (STEAM or NATURAL GAS)  **ELECTRICITY** **BITCOIN/DATA CENTER**

Across the country there are resources available to meet these needs. The Company aims to provide power using a rapidly deployable and cost-effective technology solution using a sustainable power source for the high energy demands of AI data centers and bitcoin mining operations without straining the traditional grid.

NATURAL GAS

It is Pathfinder's goal to combine the experience in oil, gas and mineral leasing with bitcoin mining/data center buildout to generate the future energy needs for the coming century.

The Company plans to develop and apply a decentralized mobile energy infrastructure in natural gas fields on the back of semi-trucks to develop mini facilities at the individual locations. These units, powered by natural gas, are able to provide the necessary power for small scale data centers, including those used to mine for bitcoin. They convert otherwise flared off natural gas into usable power. Pathfinder's focus is using mobile containerized data centers capable of producing bitcoin when communication is limited and expanding to Artificial Intelligence (AI) and Cloud drives when fiber optic connections are a viable option. These units, powered by natural gas, are able to provide the necessary power for small scale data centers, including those used to mine for bitcoin. They convert otherwise flared off natural gas into usable power.

Hardware and Software

Pathfinder relies on consultants in high-tech cryptography to vet the security and application for data centers and block-chain applications. These relationships were formed at the University of Utah in the computer labs of the 1990's.

Operations

Pathfinder has contractors who know and understand the process of wellhead maintenance for the best production in any given gas field it plans to acquire. The difference in geology from one region to the next can be dramatic. Consulting geologists are integral in discovery and sustainable production. With decades in the field as a petroleum Landman, Brad has built a relationship with some of the best production engineers and geologists, not to mention the hard-working wellhead wrench turning pumpers.

Natural Gas Fields

The Company has secured access to facilities in the Permian Basin to purchase pipeline spec gas at WAHA spot pricing. The gas fields of the Permian basin are well established with infrastructure to move oil to market. As a result, natural gas has been neglected in pipeline transport. This provides an attractive pricing opportunity that Pathfinder will exploit as we use WAHA hub pricing out of Midland, Texas. Brad Combs, CFO of Pathfinder, knows and understands how, why and where to find this pricing misalignment with the Henry Hub price, along with numerous other attractive but less publicized gas fields which may be part of Pathfinder's future operations. The Henry Hub price is the primary benchmark for the spot and futures value of natural gas in North America.

In addition to the initial facilities, the Company plans to acquire additional natural gas fields on a lease level at more favorable pricing. We have identified over 30,000 net mineral acres in a financially distressed condition as our area of interest which are proven gas fields. We have good 3D seismic data, historic production numbers and the operators who have operated this area for decades.

Electric

Behind-the-meter power from natural gas wells has been used to run equipment in the oil field for generations. The Company is in negotiations on the purchase of a mature gas turbine and generator supply chain and have plans to potentially solidify a contract as funds are available. The energy demand of data centers has created a new opportunity for the undervalued resource of natural gas.

Communications

Communication to the outside world was a previous high-level issue but has technologically developed over time. Starlink, shortwave radio and cell towers have solved this problem, and Pathfinder knows where fiber optic connections are available. Brad Combs worked as a Right-of-Way agent for Williams Communication in the 1990's Telecom boom, competing with World Com, AT&T and others. Depending on the type of available communications in any given area Pathfinder will place data centers that mine for block-chain crypto currencies such as Bitcoin or, with fiber optic available, Pathfinder will place AI, Cloud drives or other data center hardware and software that have latency requirements.

Use of Funds

The planned use of funds related to Natural Gas include:

- Purchase of a Natural gas turbine;
- Purchase of a bitcoin data center;
- Maintenance and monitoring of the turbine and data center once placed at a secure facility; and
- Securing a location in the Permian Basin.

FORESTRY

The Company plans to develop and apply a decentralized modular cogeneration energy system. The current wood to energy systems that are ready and available are suitable for many applications. Pathfinder sees inefficiencies that may be easy fixes by Todd Smith. Todd is a Professional Civil Engineer and has a group of consulting engineers to plan and build out better energy system models that are designed to fit on a standard semi-truck forty foot trailer. Using mobile containerized data centers capable of producing bitcoin when communication is limited and expanding to Artificial Intelligence (AI) and Cloud drives when fiber optic connections are a viable option.

Hardware and Software

Pathfinder relies on consultants in high-tech cryptography to vet the security and application for data centers and block chain applications. These relationships were formed at the University of Utah in the computer labs of the 1990's.

Operations

Wildfire / Logging Equipment

Pathfinder Resources and Affiliate Pathfinder Engineering, Inc., an Idaho corporation, ("**PEI**") have established a general working relationship under which each company may be able to request and perform services evidenced by the existence of a service relationship and operational support between the two. The Company plans to contract with PEI to provide all forestry field work as outlined in individual operational, service and lease agreements.

Pathfinder Resources will own the equipment and forestry leases and Pathfinder Engineering will hold the liabilities of payroll, compliance and insurance during the execution of forestry work. Once Pathfinder Engineering has completed the forestry work, Pathfinder Resources will receive the biomass to be combusted to electricity using a scalable cogeneration plant. Pathfinder Resources may acquire or build a sawmill, if necessary, in order to make the power required for AI and Cloud drives. Secondary market materials may result from this application such as boards and other sawmill products. Accounting will be a passthrough model to provide assurance to investors that any conflicts of interest will be transparent. Todd is a Lieutenant Colonel in the US Army Reserves and holds a secret security clearance ensuring that he will conduct his business at the highest ethical and moral standards.

Forestry Leases or Timber Sale

The Smith family has been in the Forestry business for generations. Todd Smith has a deep knowledge base to acquire public and private forest leases or timber sales in all areas in the Continental U.S. along with the supply chain understanding to produce feed stock for cogeneration plants and generate revenue throughout the cutting and processing of trees from the forest to the sawmill and ultimately to electrification and the creation of behind-the-meter power for data centers.

Electric

Behind-the-meter power from wood stock has been used to run cogeneration plants at sawmills for generations. A mature cogeneration supply chain is ready and available for the production of 1 to 100 megawatts of power. Pathfinder plans to develop new modular designs for field and industrial applications. The energy demand of data centers has created a new opportunity for the undervalued resources of American forests while at the same time helping to eliminate the risk of catastrophic wildland fire.

Communications

As communication technology has advanced, the ability to transfer large amounts of data has increased at a rapid rate, even from remote forest locations. Starlink, shortwave radio and cell towers have solved this problem and, based on previous direct interaction within the communication industry, Pathfinder has knowledge where fiber optic connections are available. Depending on the type of available communications in any given area Pathfinder will place data centers that mine for block-chain crypto currencies such as Bitcoin or, with fiber available, place AI, Cloud drives or other data center hardware and software that have latency requirements.

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Active Contracts

Through the operating agreement with Pathfinder Engineering, Inc., the equipment funded can be utilized on active contracts. Much of the same equipment types can be used to both prevent and suppress wildfires, depending on the season and availability of contracts. These are generally through timber contracts (primary contractor of subcontractor) as well as the United States Forest Service's Virtual Incident Procurement ("**VIPR**") system for putting equipment on federal wildfire incidents. Pathfinder Engineering, Inc currently has active VIPR contracts and a subcontract agreement to feed the largest sawmill in Arizona. Available equipment can made can be made active quickly through these contracts, which could allow revenue to be realized in the near term. Pathfinder Resources, through the general operating agreement with its Affiliate PEI, will be able to convert equipment into revenue through active contracts held in both VIPR and timber harvest.

Timber Purchases

With the correct equipment available and a knowledgeable crew to operate, there is an ability to enter into timber contracts to further expand the revenue stream. By exploring active timber sale opportunities on Private, State, and Federal land, the Company will be able to generate revenue through the harvest and sale of timber from these varied contract types. Much of this material is designated as hazardous fuels in fire prone areas, and its removal may be subsidized or incentivized for removal.

Federal Timber Availability

As a case study in opportunity, which is all too common in the forested parts of the United States, The Four Forest Restoration Initiative ("**4FRI**") in Arizona aims to restore 2.4 million acres of Ponderosa Pine, the largest contiguous stand of its kind on Earth. With over 2 million acres already National Environmental Protection Act ("**NEPA**") cleared for restoration work, the project is positioned for large-scale restoration. The USFS goal is to process 40,000 to 50,000 acres per year (680,000 – 850,000 annual tons). The USFS priority is to maintain a consistent supply of fiber to support and stabilize the local forest industry, which makes these tons available for harvest. Pathfinder Engineering, Inc holds a contract to deliver tons harvested from these acres to the operational sawmill.

State and Private Timberlands

Across the country, there are also the private (non-industrial) and state timberlands that produce better profit margins than Federal timber through better timber stocking per acre. Sales purchased by Pathfinder Resources within the Inland Northwest, for example, have the profitability necessary to deliver strong returns to the Company. In the Company model, the Private and State timber prices may allow a diverse portfolio of harvestable timber.

Procurement Strategy

For Federal and State timber, a bidders list is maintained by the relevant government agency. Pathfinder Resources intends to continue to join these various bidder lists to allow for an exploration of opportunity when relevant sales are made available. This is standard course in the industry and the Company leadership has decades of collective experience in bidding, winning, planning, operating, and successfully completing these types of bids.

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Revenue Potential

Assuming a logging rate of $34 per green ton, excluding trucking, Pathfinder Engineering is able to dedicate harvesting operations with an expected harvest capacity of ~8,000+ acres per year. These conditions could allow for an immediate >$6.8 million in logging revenue.

Developments for the Future

The Company will investigate and develop markets to use leftover forestry material from logging and sawmilling to generate electricity for data centers. There is a tremendous amount of energy in wood fiber, as evidenced by the catastrophic wildfires we see in the Western US, and the Company aims to convert that power into a sustainable solution for the growing data industry, while reducing the risk of catastrophic wildfire.

Cogeneration facilities provide both steam and energy in locations that can utilize both the heat and power generated. Sawmills, and other industries, are suitable sites for collocation. Stand-alone power plants are increasingly used for off-grid data centers and bitcoin mining to achieve energy independence and lower costs. These operations can utilize wood fiber to provide consistent power to data centers and mining rigs, transforming waste products and localized energy into profitable, high-computation data and mining. These facilities often offer high reliability for 24/7, 365-day operations.

We expect to use the net proceeds received from this Offering in our efforts to help process this biomass into energy. This prework is required in order to site plan and develop a right sized cogeneration, or other power plant, that is powered by biomass removed from forest operations in fire prone areas.

Use of Funds

The use of funds related to Forestry will be in three parts:
1. Procure timber contacts, and timbered lands, for harvest and delivery to market
2. Procure equipment used in wildfire mitigation, timber harvesting and suppression activities
3. Lay the groundwork for constructing of right sized biomass to power facilities.

Procurement - Timber sales will be evaluated, as they become available, for consideration. Federal Timber, State Timber, and Private Timber will all be evaluated for profitability utilizing the Pathfinder Engineering logging operations to conduct the work. Where timber can be purchased, additional revenue can be incorporated as the Company would be the prime contractor, instead of a subcontractor, which will maximize the return to the Company.

Equipment - The equipment used to assist in wildfire mitigation and suppression will generate revenue in the early stages of the company through lease payments from PEI. In later phases, this will allow for the removal of hazardous fuels from forested lands, and will help unlock the biomass availability for the power solutions, as well as providing revenue to the company. This equipment will be made available for timber sales, service contracts, wildfire suppression, or other work. The equipment generates revenue while deployed and allows for an increased capacity in forest operations and wildfire response. Pathfinder Resources has an operating agreement with Pathfinder Engineering INC (PEI) to provide support to PEI in the event of a wildland fire. PEI has ten USFS five-year contracts worth over $300 million dollars that cover the western half of the United States.

Power - The groundwork for the biomass power facilities will be in the selection of viable sites, and technologies, which will be proposed to provide a pathway to convert readily available biomass into much needed power. The funds will not be used to support the plant construction, but will be in support of this planning and development effort. The primary use of funds in power development will be consulting agreements, sawmill, and other relevant activities necessary to develop the program.

THIRD PARTY MACHINE PROVIDERS

Pathfinder Resources may engage agreements with third party power generating machine providers. Such machines are designed for efficiency of waste elimination, not necessarily efficiency of power production. These technologies may combine to produce a portable self-contained unit which generates significant amounts of electricity from vegetative waste and is the most economical and environmentally friendly method for eliminating vegetative waste. The primary objective of such machines is protecting the environment while efficiently reducing timber waste by combustion. It may help to eliminate the cost and the environmental impact of burning biomass in piles. Most importantly, the amount of energy stored in wood is highly desirable to extract as opposed to depositing it in a landfill and losing it forever in a fire.

We also have an opportunity to engage with a GIS company who can provide an additional mailing list of 4,827 landowners equaling 24,165 parcels of 50+ acres or more in 16 key timber counties in Idaho and Northeast Washington. Those counties would equal 241,350 acres on the low side to over 965,400 acres on the high side with margins at 8% procurement would provide gross revenues of $16,411,800 on the low side to $65,647,200 on the high side respectively.

The State timber sales provide even greater profit margins as the timber volume per acre is typically 4 times more than the private timber which increases productivity.

An open opportunity exists for the Company to address forest management, as USFS has a strong preference for total removal of all materials, including non-merchantable wood, branches and tops. With no major offtake for low value residual products (biomass) within 150 miles of Bellemont/Flagstaff, consensus is building around a 25-30MW biopower solution to consume these hazardous fuel materials.

ADVISOR/CONSULTANT PLAN

The Company may engage consultants with a hybrid compensation model, an hourly pay plus upfront equity and a potential future purchase option, as a strategic approach used to align incentives, reduce initial cash outlay, and attract high-level talent to provide services to and on behalf of the Company, including:

- Investment Banking
- Accounting
- Geology
- Mining Engineering
- Metallurgical Engineering
- Mechanical Engineering
- Civil Engineering
- Electrical Engineering

- Petroleum Engineering
- Computer Science Technology
- Security high tech and physical
- Forestry Management

This strategy could allow work to take place early without the full commitment to employment while allowing for an equity opportunity and role conversion.

LIFE OF INVESTMENT AND EXIT STRATEGY

The Company anticipates that it will take approximately two years to establish visibility, generate momentum, and drive sales. We are confident in our ability to scale for future growth; however, we recognize that this potential has its limits. Once we reach a point where demand exceeds our capacity to meet it, we may actively consider opportunities to merge with or sell to strategic investors in the data center or utilities sectors. Our goal is to achieve a valuation of at least 15X upon exit, ensuring a strong return for our stakeholders.

SUBSEQUENT CAPITAL CONTRIBUTIONS

The Company is conducting this Regulation Crowdfunding (Reg CF) campaign as a possible progression to a Regulation A+ offering, often referred to as a mini-IPO, depending on the outcome. This strategy aims to enhance its diverse portfolio, expand its manufacturing capabilities, and strengthen sales and marketing operations in the near term. Regulation D opportunities are also being considered.

BONUS SHARE PLAN

Certain Investors will be eligible to receive additional Series A1 Shares ("Bonus Shares") depending upon the amount of investment by such Investors. The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 15% consisting of Bonus Shares issued pursuant to a Maximum Offering Amount Tier 3 investment for a maximum of 15% (75,000 Bonus Shares) - meaning the Company is Offering a total of 575,000 Series A1 Shares through this Offering.

Bonus Shares issued pursuant to amount of investment:

The following table describes the ratio of Bonus Shares due to an Investor based on the amount of initial, non-cumulative investment. The exact number of Bonus Shares owed to an Investor will be determined and the issuance and recording of Bonus Shares will occur at the final closure and termination of the Offering.

Amount of Investment	Bonus Amount
Tier 1 - $25,000 to $250,000 investment amount	5% Bonus Shares
Tier 2 - $250,000.01 to $500,000 investment amount	10% Bonus Shares
Tier 3 - $500,000.01or more investment amount	15% Bonus Shares

For example, if an Investor invests $249,000 in the Offering, that Investor will receive 24,900 Series A1 Shares and 1,245 Bonus Shares for a total of 26,145 Shares.

SEPARATE REGULATION D OFFERING

Simultaneously, Pathfinder Resources will conduct a concurrent offering pursuant to Rule 506(c) of Regulation D, exclusively available to accredited individual investors and qualified institutions. This offering is being conducted pursuant to Regulation CF. Certain investors, including those who meet the definition of accredited investor under Rule 501(a) of Regulation D, may also be offered securities under 506(c) of Regulation D. The Company will maintain separate investor pools for each offering and will ensure compliance with the applicable rules for each offering to avoid integration.

RISK FACTORS

An investment in our Series A1 Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Series A1 Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Series A1 Shares and the market price of our Series A1 Shares, which could cause you to lose all or some of your investment in our Series A1 Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Its Business Model

We have limited operating history, which makes our future performance difficult to predict.

We have limited operating history. You should consider an investment in our Series A1 Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Covid-19 Related Risk:

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The final impacts of the outbreak, and economic consequences, are unknown and rapidly evolving. The Covid19 health crisis has adversely affected the U.S. and global economy, resulting in an economic downturn that could impact demand for our products and services. Further, mitigation efforts by State and local governments have resulted in certain business operating restrictions that have negatively impacted the economy and could impact the Company's financial results.

The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

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We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

The Company may not be able to successfully execute the business plan.

In addition to the requirement to successfully develop the cogeneration facilities and data centers for commercial success, the Company must also raise significant amounts of capital, foster relationships with key suppliers, formally conduct its development plans, lease or acquire locations, and attract customers. There is no guarantee that the Company will be able to achieve or sustain any of the foregoing within the anticipated timeframe or at all – even though the Company's principals are long-time industry professionals. The Company may exceed the budget, encounter obstacles in research and development activities, or be hindered or delayed in implementing the Company's activation plans, any of which could imperil the Company's ability to secure customer contracts and begin generating revenues. In addition, any such delays or problems would require the Company to secure additional funding over and above what the Company currently anticipates they require to sustain business, which the Company may not be able to raise.

The Company has not yet generated significant revenue or profit and it may take a long time for the Company to become profitable.

The Company has not yet generated any significant revenue or profit. The Company will work towards having increased development of, activation of, and participation in behind-the-meter power generation, data processing servers and systems after a successful Offering. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies that involve higher risk. If the Company is able to raise sufficient funds to begin the work of activating Company projects, the Company may have difficulty securing supplies needed or manufacturing and distribution partners. The impact of related workforce reductions may negatively impact the ability of suppliers to deliver the Company the components the Company needs for manufacture or the ability of any of the Company's potential partners to operate effectively to meet Company requirements. In addition, many of the third parties that the Company could rely on for production and distribution are likely to be highly engaged in developing utility processing systems, acquiring power generating equipment and/or potential bitcoin mining systems. The Company cannot assure an Investor that, should they raise sufficient funds, they will be able to contract with suppliers, manufacturing partners or operational partners at a level that would allow the Company to achieve profitability, or at all.

Potential Conflicts of Interest

Officers and Directors may also be owners and shareholders of Company affiliates, such as a professional engineering services firm that may manage Company's forestry operations and a petroleum land services company that may manage gas and mineral title researching and leasing. See "Affiliates" below. The Officers and Directors are permitted to devote their time to these Affiliates to the detriment of the Company if deemed reasonable or necessary by the Board. See also "Conflicts of Interest" below.

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Any future financing may result in ownership dilution to the Company's existing shareholders and may grant rights to future investors more favorable than the rights currently held by the Company's existing shareholders.

If the Company raises additional capital by issuing equity, equity-related, or convertible securities, the economic, voting and other rights of the Company's existing shareholders (which would include Investors in this Offering) may be diluted, and those newly-issued securities may be issued at prices that are at a significant discount to the Offering price and/or the then fair market value of the Series A1 Shares. In addition, any such newly issued securities may have rights superior to those of the Company's Series A1 Shares as offered through this Offering. If the Company obtains additional capital through collaborative arrangements, they may be required to relinquish greater rights to technologies or product candidates than the Company might otherwise have or become subject to restrictive covenants that may affect business.

Revenue derived from grand participation could adversely affect the Company's gross margin and could lead to greater variability in the Company's quarterly, semi-annual, and annual results.

Grand participation may be more sensitive to changes in the global industrial economy, may be subject to greater discount variability, lower gross margins, and may contract at a faster pace during an economic downturn compared to smaller orders. To the extent that the amount of Company net sales derived from grand participation increases in future periods, either in absolute dollars or as a percentage of overall business, the Company's gross margins could decline, and the Company could experience greater volatility and see a greater negative impact from future downturns in the global industrial economy.

Failure to comply with relevant federal and state regulations may have an adverse effect on the Company's profitability.

While the Company believes it has complied with all rules promulgated by regulatory authorities germane to the Company's business, there exists a risk that the Company, through its operations or its products, has not complied with regulations currently unknown to the Company. If the Company were found by any regulatory authority to be operating its business out of compliance with regulations, it may require the Company to devote considerable resources to becoming compliant with such regulations.

We are still in a pre-revenue stage of development and have no operating history.

We are currently in a pre-revenue stage of business development and have no operating history upon which investors can rely on to evaluate our performance. Many factors could impact our ability to scale service development and generate revenue, including, without limitation, the obtaining of oil, gas, and mineral leases, obtaining equipment for behind-the-meter power to generate energy for data center, critical reviews, competing products on the market, the availability of distribution channels for our products, general economic conditions, and other tangible and intangible factors. Investors should understand that an investment in a start-up business is significantly riskier than an investment in a business with any significant operating history. There can be no assurance that we will ever achieve revenues or profitability. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a pre-revenue business. Our lack of a significant and relevant operating history makes it difficult to manage operations and predict future operating results. If we fall short of achieving economic success through the sale of its products, our financial performance will be adversely affected, perhaps materially, as would the potential value of the Shares.

We plan to provide the energy for data centers and bitcoin mining operations in order to support AI growth, generate revenue and build next generation decentralized power generating infrastructures. If a viable substitute next generation infrastructure emerges and gains industry acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the renewable energy and fossil fuel industries may cause our services and operations to become obsolete and less marketable and adversely affect our financial performance.

We plan to provide the energy utilizing forest biomass and natural gas fields for data centers and bitcoin mining operations in order to support AI growth, generate revenue and build next generation infrastructure. Some companies in the AI and bitcoin mining industry may be researching and developing alternative power generating technologies, such as solar or wind and additional forestry or natural gas, and academic studies are ongoing as to the viability of renewable energy technologies. If any viable substitute services or infrastructures emerge and gain industry acceptance because they have more enhanced features, more power, more attractive pricing or better reliability, the industry demand for our services may decrease, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

Furthermore, the AI and bitcoin mining industry is characterized by rapid technological changes and evolving industry standards, which are difficult to predict. This, coupled with the frequent introduction of new products and models, has shortened product and utility providing lifecycles cycles and may render our power generating services obsolete or less marketable. If we fail to adopt these new technologies, such technologies may, if successfully developed by our competitors, offer significant performance or price advantages compared with our technologies and our technology leadership and competitive strengths may be adversely affected.

Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. However, our efforts may not lead to more marketable power generating services or infrastructure development plans. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs either as alternatives to forest biomass or natural gas energy providers or improvements on forest biomass or natural gas energy systems that would render our operations obsolete or less marketable. Developments in alternative technologies, such as solar or wind, adversely affect demand for forest biomass or natural gas storage stations. Regulatory bodies may also adopt rules that substantially favor certain alternatives to forest biomass or natural gas energy over others. This may impose additional obstacles to the purchase of forest biomass or natural gas energy systems. Our failure to effectively keep up with rapid technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

Our financial performance and prospects depend on the needs and success of our modular power producing systems, as well as the demand for our services provided.

The demand for our decentralized forest biomass or natural gas energy systems will ultimately depend on our end-market users. Decisions to engage or use our energy producing systems may depend on the performance of the industries of our participants or users and if demand for output in those industries decreases, then the demand for our energy producing systems may decrease as well. Demand in these industries is impacted by numerous factors, including, but not limited to, infrastructure spending, consumer spending, AI and bitcoin mining restrictions, equipment and timber costs, energy demands, gas and mineral lease restrictions, municipal spending and government mandates and incentives. Increases or decreases in these variables may significantly impact the demand for our products. If we are unable to predict demand accurately, we may be unable to meet our and any participant's needs, resulting in the loss of potential involvement, or we may produce excess energy, resulting in increased inventories and overcapacity in our production facilities, increasing our production cost and decreasing our operating margins.

Certain components of our energy producing systems poses safety risks that may cause accidents, which could lead to liability to us.

Our energy producing systems could rapidly release the energy they contain or produce by venting smoke and flames in a manner that can ignite nearby materials. We will subject our energy producing systems to various tests to assess the response of our systems to destructive influences. However, there can be no assurance that a field failure of our power generating systems will not occur, which could damage the systems in which they are fitted or lead to personal injury or death and may subject us to lawsuits. Such lawsuits may diminish our time and resources and adversely affect our financial performance. Moreover, any failure of a competitor's power generating system, especially those that use a high volume of equipment, timber, minerals, or gas similar to ours, may cause indirect adverse publicity for us. Such adverse publicity would negatively affect our name and harm our business, prospects, financial condition and operating results.

As with any power producing facility, our biomass or natural gas plants could short circuit when not handled properly. Due to the high energy and power density of such off-gird power producing units, a short circuit can cause rapid heat buildup. Under extreme circumstances, this could cause a fire. This is most likely to occur during the formation or testing phase of our systems. While we will incorporate safety procedures and specific safety testing in our facilities to minimize safety risks, we cannot assure you that an accident in any part of our facilities where decentralized power is generated will not occur. Any such accident could result in injury to our personnel or damage to our plants, facilities, or equipment. Any such injuries, damages or investigations could lead to liability to us, cause delays in the generating of power and/or adversely affect market acceptance which could adversely affect our operations and financial condition.

Any harmful or dangerous incidents, including fire or personnel exposure to toxic substances, that may occur during our generating and operating process could result in significant power producing delays or claims for damages resulting from injuries, which could adversely affect our operations and financial condition.

Changes to forest biomass renewable energy producing or storage standards may negatively impact the decentralized energy production market and thus the demand for our systems and services.

As regulatory initiatives and consumer behaviors have required an increase in the renewable energy, the demand for energy storage systems has been increasing. If renewable energy requirements can be replaced by nuclear power stations, for example, or if grid extension or centralized energy storage systems can be developed, whether as the result of regulations or otherwise, the demand of decentralized energy production and storage systems could diminish. In addition, the use of renewable energy and decentralized systems is different from the usage of fossil energy and centralized energy systems because the former requires behavior change and education of influencers, consumers and others such as regulatory bodies.

If any of the above cause or contribute to consumers or businesses to no longer purchase decentralized renewable energy systems or purchase them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects.

We may face significant costs relating to environmental regulations for the operation and production of our decentralized power producing systems.

Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components of advanced energy storage systems. Although we believe that our operations are in material compliance with applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Moreover, federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

Our future growth and success are partly correlated with and thus dependent upon the continuing rapid adoption of decentralized renewable energy and fossil fuels.

Our future growth and success are partly dependent on the adoption of individual renewable energy by businesses and consumers. The market for individual installed renewable energy and fossil fuel is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally. Although demand for forest biomass and fossil fuel storage systems have grown in recent years, there is no guarantee of continuing future demand. If the market for decentralized energy systems develops more slowly than expected, or if demand for it decreases, our business, prospects, financial condition and operating results would be harmed. The market for decentralized energy generating systems could be affected by numerous factors, such as:

1. perceptions about features, quality, safety, performance and cost;
2. perceptions about the limited capacity over the usage of fossil fuel or renewable energy sources;
3. competition, including from other types of alternative storage systems;
4. volatility in the cost of energy;
5. concerns regarding the stability of the decentralized electrical grid;
6. availability of services;
7. consumers' perception about the convenience and cost of biomass or fossil fuel energy systems;
8. potential decreases in costs of general energy supply; and
9. concerns about the future viability of decentralized power systems bitcoin mining or AI operations producers.

It is uncertain how macroeconomic factors will impact demand for decentralized energy providing systems, particular as it is investment to the future. Any significant decline in demand from customers could reduce demand for decentralized energy storage systems and our operations and services in particular.

We operate within a highly competitive industry, and we cannot guarantee that we will maintain a robust financial position, relative to our competitors, in order to become profitable.

We compete with other businesses in the AI and bitcoin mining and decentralized power generating industries. We consider our competitors to be both larger and smaller companies in the field, including Iris Energy, Cipher Mining, Riot Platforms, Marathon Digital, and Core Scientific in bitcoin mining and OpenAI, Anthropic, Google, Nvidia, Microsoft. Meta, Oracle Corporation, Palantir Technologies Inc., IBM, and Amazon in AI. Our competitors are currently in a more advanced stage of business development and are more well-diversified than we are, and have more resources than we do. These competitors could also have unknown systems, models or facilities in development. Any failure on our part to maintain a robust financial position against competitors could adversely affect our ability to become profitable. We cannot assure that we will be able to compete effectively against other market players. If we are unable to do so for any reason, including ineffective marketing and brand awareness efforts, our financial performance could be adversely affected, perhaps materially.

We cannot assure that our producing output or the producing output of our suppliers will be sufficient to fulfill operations agreements with our customers.

We expect to start generating biomass energy in Bellemont, AZ ("**Bellemont**") in Q3 of 2026 and prior to such commencement will rely on Pathfinder Engineering Inc's supply of timber and equipment to us to fulfill operations. Our commencement of power producing operations will impose significant added responsibilities on our senior management and our resources, including financial resources and the need to identify, recruit, maintain and integrate additional employees. The start of our power producing operations will also expose us to greater overhead and support costs and other risks associated with the producing and commercialization of our systems. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such manufacturing could harm our business, prospects, results of operations and financial condition. Even if we succeed in starting and maintaining our power producing operations, we may not have enough demand for our services or systems to justify the increased capacity. If there is a persistent mismatch in the demand for our services or systems and our power producing capacity or the ability of Pathfinder Engineering, Inc. and other future suppliers' power producing capacity, our business, financial condition and results of operations could be adversely affected.

We expect to use a significant amount of the proceeds of this Offering on purchasing and leasing equipment to support our power producing operations. However, our ability to maintain our power producing output is subject to significant constraints and uncertainties, including:

1. delays by our suppliers and equipment vendors and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;
2. denial of any required approvals by relevant government authorities or adaptations to the government approval or acceptance process;
3. diversion of significant management attention and other resources; and
4. failure to effectively execute our manufacturing plans.

If our power producing output is negatively affected because of any of the risks described above, may not achieve our strategic objectives, growth initiatives, and operational plans within the anticipated timeframes, or at all. In addition, if we do not achieve our strategic objectives, growth initiatives, and operational plans within the anticipated timeframes, our reputation could be affected, and the use of our decentralized power producing systems could be sought from other companies. Any combination of the foregoing could adversely affect our business, financial condition and results of operations.

Our financial performance depends on the ability of our suppliers to fulfill orders for the constituent parts of our products.

We rely on the availability of our suppliers for our equipment and power producing components. Currently, we have a general operating agreement with Affiliate Pathfinder Engineering Inc. ("**PEI**"), pursuant to which, amongst other things, PEI will provide service providers, components and materials to us prior to the commencement of power and during the producing in our developed locations. So long as PEI is market competitive, we will exclusively have use of its timber supplies, active service providers, and use of provided equipment. We cannot guarantee that PEI or other critical suppliers we may engage in the future will be able to adequately fulfill all of our orders and requirements in the future. If they are unable to do so, our financial performance will be adversely affected.

We will rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs.

We will use a variety of equipment and machinery in our power producing operations, which may include large-scale machinery and equipment such as gas turbines, chippers or grinders. Such machinery and equipment may suffer unexpected malfunctions from time to time, which will require repairs and spare parts to resume operations. These items may not be available when needed. Unexpected malfunctions of our production equipment may significantly affect our intended operational efficiency. The power producing equipment field is maturing there are still significant changes and improvements occurring with respect to power producing devices. Such changes pose a risk that our power producing systems will become outdated faster than anticipated, prompting the need for us to expend funds to upgrade equipment to more cutting-edge designs.

Operational problems with our power producing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to power producing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

Our power producing systems rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our power producing systems may rely on software and hardware, including software and hardware which are highly technical and complex and will require modification and updates over the life of a model or production equipment. In addition, certain of our power producing systems depend on the ability of such software and hardware to store, retrieve, process and manage data. Such software and hardware may contain errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet the objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our power producing systems' software and hardware. Although we will strive to remedy any issues that we observe in our systems as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations.
The development and operations of a decentralized power production system is a capital-intensive business, which we could be required to future fund through various types of financings. As a result of the capital-intensive nature of our business, we expect that we will need to raise additional funds, including through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as expansion of facilities, and any significant unplanned or accelerated expenses, to name a few. We cannot be certain that additional capital will be available on attractive terms, if at all when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

We depend on key personnel to maintain our competitive position.
Our ability to maintain our competitive position depends, to a large degree, on the services of our management team and officers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on our financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect our ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on our financial performance.

Strikes and other union activity may negatively impact our financial performance.
The services of engineers, consultants, researchers and other talent, trade employees and others that we engage now or in the future may be subject to collective bargaining agreements. This applies to the personnel our suppliers engage as well. If we or our suppliers are unable to renew expiring collective bargaining agreements in the future, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

The success of our business depends on our ability to attract, train and retain highly-skilled and key personnel.
As a result of the highly specialized, technical nature of our business, we must attract, train and retain an adequate workforce comprising highly-skilled other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly-skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still

a young company, our ability to train and integrate new personnel into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly-skilled and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business. Staff that we are unable to retain also pose a risk since they can inform competitors of our know-how and may lessen the technological advantages over our competitors that we have developed.

Our success depends on the performance of our directors, executive officers, and key employees, and we do not have key person life insurance policies on any such personnel.

Our success depends on the performance of our directors, executive officers and key employees and on our ability to retain and motivate them. Our products also require the input of experts from different fields, such as engineers, designers, researchers, clean energy experts, among others. If these experts fail to provide adequate services to us, we may incur additional costs to compensate for that failure. Any loss of or inability to retain such highly qualified personnel could materially adversely affect our business, financial condition, cash flow, and results of operations. Further, although we rely on highly qualified personnel for its financial success, they are not covered by key person life insurance policies. In the event of their death or disability, we will not receive compensation to ameliorate the financial impact of their loss.


RISKS RELATED TO BITCOIN MINING AND AI


The cryptocurrency industry in which Pathfinder Resources plans to operate is characterized by constant changes. If Pathfinder Resources fails to continuously innovate and to provide solutions or services, Pathfinder Resources may not be able to attract new customers or retain secured customers, and hence its business and results of operations may be adversely affected.

The cryptocurrency industry in which Pathfinder Resources plans to operate is characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, Pathfinder Resources' success will depend, in part, on its ability to respond to these changes in a cost-effective and timely manner. Advances in bitcoin (BTC) mining-related technology have led to increased demand for higher speed and power efficiency for solving computational problems of increasing complexity. Pathfinder Resources needs to invest significant resources in research and development in order to keep its services competitive in the market. Also, if Pathfinder Resources is unable to generate enough revenue or raise sufficient capital to make adequate research and development investments going forward, Pathfinder Resources' service improvement and relevant research and development initiatives may be restricted or delayed, or Pathfinder Resources may not be able to keep pace with the latest market trends and satisfy its customers' needs, which could materially and adversely affect its results of operations.

Furthermore, research and development activities are inherently uncertain, and Pathfinder Resources might encounter practical difficulties in commercializing its research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain technologies have been and will continue to be developed, Pathfinder Resources may not be able to timely format or upgrade its technologies in an efficient and cost-effective manner, or at all. In addition, new developments relating to computing power (e.g., quantum computer), computing energy consumption, blockchain and cryptocurrency could render Pathfinder Resources' services obsolete or unattractive. If Pathfinder Resources is unable to keep up with the technological developments and anticipate market trends, or if new technologies render its technologies or solutions obsolete, customers may no longer be attracted to its services. As a result, Pathfinder Resources' business, results of operations and financial condition would be materially and adversely affected.

The supply of BTC available for mining is limited and Pathfinder Resources may not be able to quickly adapt to new businesses when all the BTC have been mined.

Bitcoins (BTC) are inherently scarce, given they are designed to have a finite supply of 21 million associated with "halving" mechanism. More than 20 million BTC had already been mined as of March 10, 2026, according to *Fortune* magazine. The number of blocks that can be solved in a year is designed to be fixed, and the number of BTC awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the BTC network was first launched, the reward for validating a new block was 50 BTC. In November 2012, the reward for validating a new block was reduced to 25 BTC. In July 2016, the reward for validating a new block was reduced to 12.5 BTC, and in May 2020, the reward was further reduced to 6.25 BTC. In April 2024, the fourth halving for BTC reduced the block reward to 3.125 BTC. The next halving is expected in April 2028, at which point the reward will be reduced to 1.5625 BTC. While the remaining BTC are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of BTC's dominant position among the cryptocurrencies, thereby reducing the demand for BTC mining related services of Pathfinder Resources. As of the date of this Offering, the largest portion of Pathfinder Resources' revenue will be generated from its planned mining business, which is associated with BTC mining. Pathfinder Resources may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the BTC have been discovered or BTC is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on Pathfinder Resources' business and results of operations.

Although Pathfinder Resources has a spontaneous way of growing its mining fleets, its business is nevertheless capital intensive. It may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all.

The costs of constructing, developing, operating and maintaining cryptocurrency mining and hosting facilities, and owning and operating a fleet of the latest generation mining equipment are substantial. Pathfinder Resources' operations may require additional capital or financing from time to time in order to achieve activation and further growth. Pathfinder Resources may require additional cash resources due to the future growth and development of its business. Pathfinder Resources' future capital requirements may be substantial as Pathfinder Resources seeks to expand its operations, diversify its product offering, and pursue acquisitions and equity investments. If Pathfinder Resources' cash resources are insufficient to satisfy its cash requirements, Pathfinder Resources may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

Pathfinder Resources' ability to obtain external financing in the future may be subject to a variety of uncertainties, including its future financial condition, results of operations, cash flows and the liquidity of international capital and lending markets. Pathfinder Resources may need additional capital if BTC price increases as it will likely push up prices for supplies required for its planned mining business. However, in light of conditions impacting the industry, it may be more difficult for Pathfinder Resources to obtain equity or debt financing currently and/or in the future.

Any indebtedness that Pathfinder Resources may incur in the future may also contain operating and financial covenants that could further restrict its operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to Pathfinder Resources, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing Pathfinder Resources to increased interest rate risks. Equity financings could result in dilution to Pathfinder Resources' shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of Pathfinder Resources' ordinary shares. Any failure to raise needed funds on terms favorable to Pathfinder Resources, or at all, could severely restrict its liquidity as well as have a material adverse effect on its business, financial condition and results of operations.

Pathfinder Resources faces intense competition and its competitors may employ aggressive pricing strategies, which can lead to a price reduction of Pathfinder Resources' solutions and services and material adverse effect on Pathfinder Resources' results of operations.

Pathfinder Resources operates in highly competitive industries for cryptocurrency mining and related services, and Pathfinder Resources may look to enter into markets with very competitive landscapes. Pathfinder Resources' competitors include many well-known worldwide players, and Pathfinder Resources faces competitors that are larger than itself and have advantages over itself in terms of economies of scale and financial and other resources. Pathfinder Resources expects that competition in Pathfinder Resources' markets will continue to be intense. Some of Pathfinder Resources' competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than Pathfinder Resources does. Furthermore, these competitors may be able to adapt to changes in the industry more promptly and efficiently. Intense competition from existing and potential competitors could result in material price reductions in the products Pathfinder Resources sells or a decrease in its market share. Aggressive pricing strategies by Pathfinder Resources' competitors and an abundant supply of hash rate sharing or hosting services in the market may cause Pathfinder Resources to reduce the prices of its services and also negatively affect the demand for Pathfinder Resources' services or harm Pathfinder Resources' profitability. If Pathfinder Resources fails to compete effectively and efficiently or fails to adapt to changes in the competitive landscape, Pathfinder Resources' business, financial condition and results of operations may be materially and adversely affected.

Failure to keep Pathfinder Resources' solutions and services up-to-date in line with the approximate level of market demand could cause Pathfinder Resources to lose sales, which could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations.

In order to operate its business successfully and meet the demands and expectations of its customers, Pathfinder Resources must maintain a certain level of equipment, including but not limited to mining machines, to sustain large scale service when required. Furthermore, Pathfinder Resources is required to maintain an appropriate level of equipment for any unexpected emergency substitute or in preparation of potential outage and sudden service loss. However, forecasts are inherently uncertain. If Pathfinder Resources' forecasted demand is lower than actual demand or Pathfinder Resources' risk estimate is much sufficient, Pathfinder Resources may not be able to provide sufficient hosting services in a timely manner, and Pathfinder Resources may lose sales and market share to its competitors.

There are uncertainties over the outcome of Pathfinder Resources' mining operations.

Pathfinder Resources' mining operation may comprise of blockchain mining technologies that depend on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. Because of this less centralized model and the potential complexity of Pathfinder Resources' mining operations, there are uncertainties over the likelihood of winning a block reward and hence the outcome of Pathfinder Resources' mining operations. While Pathfinder Resources plans to participate in mining pools to combine its mining operations with other mining participants to increase processing power to solve blocks, there can be no assurance that such pools will adequately address this risk.

Any adverse development in the cryptocurrency or blockchain market could adversely affect Pathfinder Resources' business and results of operations.

Blockchain is a voluntary open network that can be used by anyone with devices connected to the internet. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Because of such advantages, blockchain can be applied to various industries and activities, such as cryptocurrency, payment, financial services, Internet-of-Things (IoT), cloud computing and cybersecurity, among others. However, there can be no assurance of such acceptance in the society. There may not be strong market demand for Pathfinder Resources' mining services as a key and important process during the application process of blockchain technology, and Pathfinder Resources' prospects, business and results of operations can be materially and adversely affected.

Adverse developments in the blockchain industry could lead to a decrease in the demand for mining resources, which could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations. Pathfinder Resources faces risks including those related to:

- a decline in the adoption and use of BTC and other similar cryptocurrencies within the technology industry or a decline in value of cryptocurrencies;
- increased costs of complying with existing or new government regulations applicable to cryptocurrencies and other factors;
- a slowdown in the growth of the internet generally as a medium for commerce and communication; and
- the degree of difficulty in mining cryptocurrencies and the trading price of such assets.

There is no assurance that usage of cryptocurrencies, in particular BTC, will continue to grow. As Pathfinder Resources' business focuses on planned cryptocurrency mining, and relies heavily on the cryptocurrency market, any lack of usage of or fade in the public interest for cryptocurrency may adversely affect Pathfinder Resources' business, future prospects, results of operations and financial condition.

Our future success is difficult to predict because we operate in emerging and evolving industries that are subject to volatile and unpredictable cycles. The BTC mining, artificial intelligence and related industries are emerging and evolving, which may lead to period-to-period variability in our operating results and may make it difficult to evaluate our future prospects. If we are not able to timely and appropriately adapt to changes in our business environment or to accurately assess where we are positioned within a business cycle, our business, financial condition or results of operations may be materially and adversely affected.

The markets in which we participate are highly competitive, and we may be unable to successfully compete.

We compete in the highly competitive market for certain operational aspects of our BTC mining business, including, but not limited to, the acquisition of new miners, obtaining the lowest cost of electricity, obtaining clean energy sources, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry. Evolving industry standards, rapid price changes and product obsolescence impact the market and its various participants, including us. Our competitors include many domestic and foreign companies, many of which have substantially greater financial, marketing, personnel and other resources than we do, which may cause us to be at a competitive disadvantage. The success of our BTC mining business will be dependent upon our ability to purchase additional miners, adapt to changes in technology in the industry, and to obtain sufficient energy at reasonable prices, amongst other things.

A significant part of our success will depend on our reliance on and ability to manage our construction contractors and suppliers, including mining equipment suppliers, in order to meet our expansion efforts in keeping with planned timelines and cost estimates, and any failure to do so could materially and adversely affect our results of operations and relations with our customers.

We will rely on a limited number of suppliers for the purchase and delivery of miners to support our BTC mining operations. There can be no assurance that such key suppliers and manufacturers will provide components, products or miners in a timely and cost-efficient manner or otherwise meet our needs and expectations. Any disruption in the operations of such key suppliers or manufacturers could delay our ability to expand our BTC mining operations. Our ability to manage such relationships and timely replace suppliers and manufacturers, if necessary, is critical to our success. Our failure to timely replace our manufacturers and suppliers, should that become necessary, could materially and adversely affect our results of operations. Supply chain disruptions resulting from factors such as inflation, labor supply and shipping container shortages and the COVID-19 pandemic have impacted, and may continue to impact, us and our third-party manufacturers and suppliers. We are reliant on third parties for our expansion efforts, including construction contractors and suppliers of infrastructure, to provide accurate estimates and timelines. If those parties experience delays, cannot access adequate capital, or are exposed to inflation pressures or supply chain disruptions, our expansion efforts will be similarly impacted.

We may not be able to timely complete our future strategic growth initiatives or within our anticipated cost estimates, if at all.

We anticipate that we will enter into existing property purchase or lease agreements, service agreements and invest in new and used mining and power generating equipment. We will also be reliant on third parties for our business development, including construction contractors and providers of equipment, who may be burdened by delays in manufacturing, supply chain problems, less access to capital due to macro-economic conditions, or inflation. This could increase our costs and/or delay our expansion. If we are unable to complete our planned expansions on schedule and within our anticipated cost estimates, our deployment of newly purchased miners may be delayed, which could affect our competitiveness and our results of operation, which could have a material adverse effect on our financial condition and the market price for our securities

We may face risks of Internet disruptions, which could have an adverse effect on not only the price of BTC but also our ability to mine BTC.

A disruption of the Internet may adversely affect the mining and use of cryptocurrencies, including BTC. Generally, cryptocurrencies and our business of mining BTC are dependent upon the Internet. A significant disruption in Internet connectivity could disrupt BTC's network operations until the disruption is resolved and have an adverse effect on the price of BTC and our ability to mine BTC.

The limited rights of legal recourse available to us expose us and our investors to the risk of loss of our BTC for which no person is liable.

At this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency; though law enforcement agencies like the FBI have recovered stolen BTC, that recovery has required significant amounts of time. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations and potentially the value of any BTC we mine or otherwise acquire or hold for our own account.

Any failure of Pathfinder Resources' solutions or services to meet the necessary quality standards could adversely affect Pathfinder Resources' reputation, business and results of operation.

The quality of the products and services Pathfinder Resources is providing is critical to the success of its business and depends significantly on the effectiveness of Pathfinder Resources and its manufacturing service quality control systems. In its efforts to quickly meet new market trends and demand and adopt new technologies, Pathfinder Resources' equipment and services may not have adequate time to go through Pathfinder Resources' normal rigorous testing procedures and final inspection, which could result in instances where Pathfinder Resources' equipment and services cannot reach the required performance standard, or Pathfinder Resources' equipment and services are found to be defective or significantly unsatisfying. Defects detected after the performance of Pathfinder Resources' equipment and services may result in Pathfinder Resources' incurring further costs relating to inspection, installation or remediation, which may result in damages to Pathfinder Resources' reputation, government fines and disputes and litigation.

On the other hand, Pathfinder Resources may have to turn to less reputable suppliers if Pathfinder Resources cannot source adequate equipment or other supplies from its regular suppliers. Under such circumstances, the quality of the equipment may suffer and could cause performance issues in Pathfinder Resources' equipment and services. Shortages of supplies could result in reduced production or delays in production. Supplies shortages may also increase Pathfinder Resources' costs of revenue because it may be required to pay higher prices for products in short supply. As a result, Pathfinder Resources' business, results of operations and reputation could be materially and adversely affected.

Power outage or shortages, labor disputes and other factors may result in constraints on Pathfinder Resources' business activities.

There can be no assurance that Pathfinder Resources' operations will not be affected by power outage or shortages, labor disputes or other factors in the future, thereby causing material disruptions and delays in Pathfinder Resources' delivery schedule. In such an event, Pathfinder Resources' business, results of operations and financial condition could be materially and adversely affected.

Pathfinder Resources may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

As is typical in the cryptocurrency industry, Pathfinder Resources may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of Pathfinder Resources' technology, products and services. The cryptocurrency industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce these rights. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in Pathfinder Resources' markets. As its operations continue to grow in size and scale, the likelihood of Pathfinder Resources becoming involved in intellectual property related lawsuits and disputes to protect or defend its intellectual property rights and the use of third-party intellectual property rights will increase.

In addition, it is extremely difficult for Pathfinder Resources to monitor all of the patent applications that have been filed in the United States or in other countries or regions and whether, if such pending patents are granted, such patents would have a material and adverse effect on Pathfinder Resources' business if Pathfinder Resources' service offering were to infringe upon them.

Other third parties may file claims against Pathfinder Resources or its customers alleging that Pathfinder Resources' products and services, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of Pathfinder Resources' management and technical personnel. In addition, some of Pathfinder Resources' customer agreements in the future may require Pathfinder Resources to indemnify and defend its customers from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm Pathfinder Resources' relationships with its customers and may deter future customers from doing business with Pathfinder Resources. Pathfinder Resources does not know whether Pathfinder Resources could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, Pathfinder Resources could be required to:

- cease the use of the infringing equipment, processes or technologies;
- stop providing products and services to certain geographic areas;
- pay substantial damages for infringement;
- expend significant resources to develop non-infringing processes, technologies or products;
- license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
- cross-license Pathfinder Resources' technology to a competitor in order to resolve an infringement claim, which could weaken Pathfinder Resources' ability to compete with that competitor; or
- pay substantial damages to Pathfinder Resources' customers to disruption of products and services they subscribed or replace the type of series with non-infringing equipment involved.

Any of the foregoing results could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations.

The loss of any member of Pathfinder Resources' senior management team, or Pathfinder Resources' failure to attract, train and retain qualified personnel, especially its design and technical personnel, could impair Pathfinder Resources' ability to grow its business and effectively execute its business strategy.

Since its inception, the growth and expansion of Pathfinder Resources' business operations have been dependent upon the business strategies and foresight of Pathfinder Resources' senior management. Pathfinder Resources' future success depends, in a large part, on the continued contributions of its senior management team, specifically Mr. Todd Smith and Mr. Bradlee Combs. In addition, Pathfinder Resources' future success depends on its ability to retain, attract and incentivize qualified personnel, including its management, engineering, finance and especially consultants and research and development personnel. As the technology in the cryptocurrency industry is advancing at a quick pace, there is an increasing need for skilled engineers and research and development personnel. Many companies across the world are struggling to find suitable candidates for their research and development positions. The process of hiring employees with the combination of skills and characteristics required to implement Pathfinder Resources' strategy can be extremely competitive and time-consuming. Pathfinder Resources cannot assure you that it will be able to attract adequate personnel as Pathfinder Resources continues to pursue its business strategies.

Moreover, there is no assurance that Pathfinder Resources will be able to retain key existing employees. The loss of any of Pathfinder Resources' founder, senior management or development team members could harm it ability to implement it business strategies and respond to the rapidly changing market conditions in which it operates, or could result in other operating risks. The loss of one or more of Pathfinder Resources' key employees, especially its key engineering and technical personnel, or its inability to retain, attract and motivate qualified designs and technical personnel, could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations.

Pathfinder Resources may be vulnerable to security breaches, which could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.

A party who is able to compromise the physical security measures protecting Pathfinder Resources' facilities could cause interruptions or malfunctions in Pathfinder Resources' operations and misappropriate Pathfinder Resources' property or the property of its customers. Such a compromise could be particularly harmful to Pathfinder Resources' brand and reputation. Pathfinder Resources may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, Pathfinder Resources may not be able to implement new security measures in a timely manner or, if and when implemented, Pathfinder Resources may not be certain whether these measures could be circumvented. Any breaches that may occur could expose Pathfinder Resources to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to Pathfinder Resources' reputation and increases in Pathfinder Resources' security costs, which could have a material adverse effect on its business, financial condition and results of operations.

In addition, any assertions of alleged security breaches or systems failure made against Pathfinder Resources, whether true or not, could harm its reputation, cause Pathfinder Resources to incur substantial legal fees and have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations. Whether or not any such assertion actually develops into litigation, Pathfinder Resources' management may be required to devote significant time and attention to dispute resolution (through litigation, settlement or otherwise), which would detract from Pathfinder Resources' management's ability to focus on its business. Any such resolution could involve the payment of damages or expenses by Pathfinder Resources, which may be significant. In addition, any such resolution could involve Pathfinder Resources' agreement with terms that restrict the operation of its business. Any such resolution, including the resources exhausted in connection therewith, could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations.

Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the BTC exchange market since the launch of the BTC network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm Pathfinder Resources' business operations or result in loss of Pathfinder Resources' assets.

Pathfinder Resources may be exposed to cybersecurity threats and hacks, which could have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations.
The threats to network and data security are increasingly diverse and sophisticated. Despite Pathfinder Resources' efforts and processes to prevent breaches, its computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with Pathfinder Resources' computer servers and computer systems. The preventive actions Pathfinder Resources takes to reduce the risk of cyber incidents and protect its information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to Pathfinder Resources' network, in unauthorized disclosure of confidential information or in a loss of Pathfinder Resources' cryptocurrencies, it could cause significant damage to its reputation, lead to claims against it and ultimately have a material adverse effect on Pathfinder Resources' business, financial condition and results of operations. Additionally, Pathfinder Resources may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.


Risks Related to the Offering


There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.


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The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Series A1 Shares will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

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Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Series A1 Shares

There is currently no trading market for our securities. An active market in which Investors can resell their Series A1 Shares may not develop.

There is currently no public trading market for any Series A1 Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Series A1 Shares at any price. Accordingly, you may have no liquidity for your Series A1 Shares. Even if a public or private market does develop, the market price of the Series A1 Shares could decline below the amount you paid for your Series A1 Shares.

There may be state law restrictions on an Investor's ability to sell the Series A1 Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Series A1 Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Series A1 Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Series A1 Shares have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Series A1 Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Series A1 Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Series A1 Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Series A1 Shares. Because the Series A1 Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Series A1 Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Series A1 Shares may also adversely affect the price that you might be able to obtain for the Series A1 Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Series A1 Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Series A1 Shares and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Series A1 Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Series A1 Shares should not be considered an indication of the actual value of the Series A1 Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Series A1 Shares can be resold at the Offering price or at any other price. Investors purchasing the Series A1 Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, three individuals beneficially own 100% of outstanding Common Shares of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These individual security holders may have Common Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these security holders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Series A1 Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Series A1 Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Series A1 Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Bonus Shares have a potentially dilutive effect.

As part of this Offering, the Company may offer Bonus Shares to certain investors (See "Anticipated Business Plan" above). There is the potential that the Company sells the Shares solely through investments subject to the award of Bonus Shares. In the event the Company sells the Shares solely through investments subject to the award of Bonus Shares, the Company could raise gross Proceeds equaling $5,000,000 million or 100% of the Maximum Offering Amount. In the event the Company sells the Shares in amounts less than the total number of Shares offered, the Bonus Shares may still have a dilutive effect to Investors in this Offering.

The Company will not absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will not reduce the Proceeds that the Company receives. The Company will issue the Bonus Shares from its authorized Shares. The issuance of these Bonus Shares will have a maximum potential dilutive effect of 15% of the Shares offered for purchase or 75,000 Bonus Shares, meaning the company is Offering a total of 575,000 Shares through this Offering.

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We arbitrarily determined the price of the Series A1 Shares and such price which may not reflect the actual market price for the Series A1 Shares.

The Offering of Series A1 Shares of common stock at $10.00 per Share by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $50,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Series A1 Series A1 Shares. The market price for the Series A1 Shares, if any, may decline below the price at which the Series A1 Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

Tax Risks to Investors Due to Company Structure and Designations

There are a number of substantial federal income tax risks relating to the intended business of Company and which affect the advisability or suitability in investing in Series A1 Shares of this Offering. No rulings have been sought from the Internal Revenue Service (IRS) with respect to any tax-related matters and each potential Investor should consult his, her or the entity's own tax advisor as to the relevant tax considerations and as to how those considerations may affect any investment and to determine whether an investment in Company is a suitable investment for that person or entity. Set forth below are some of the tax risks relating to an investment in Company and this list is intended to be informative through not all-inclusive regarding tax-related matters. POTENTIAL INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING CIRUCLAR AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN COMPANY.

Significant and fundamental changes in the federal income tax laws have been made in recent years and additional changes are likely in the future. Any such change may affect Company and its shareholders. Moreover, judicial decisions, regulations, or administrative pronouncements could unfavorably affect the tax consequences of an investment in the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<u>**OFFERING AND THE SERIES A1 SHARES**</u>

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 500,000 Series A1 Shares, based on a valuation of $50,000,000. The funds raised will allow us to:

- Acquire additional logging equipment, including trucks, trailers, front end loaders, and grinders
- Maintain and secure oil, gas and mineral leases and secure timber leases
- Purchase of a natural gas turbine;

- Maintenance and monitoring of the turbine and data center once placed at a secure facility; and
- Develop small bitcoin mining operation data centers

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Shares

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Todd C. Smith	Common Stock	2,750,000	27.07%	27.06%
Pathfinder Engineering	Common Stock	3,080,000	30.31%	30.31%
Bradlee A Combs	Common Stock	1,900,000	18.7%	18.7%
Combs Land Service	Common Stock	1,930,000	19%	19%
Kevin Ordean	Common Stock	500,000	4.92%	4.92%

Affiliates

The following two entities are affiliated with the Company:
1. **Pathfinder Engineering, Inc.,** owned and directed by Todd C. Smith
2. **Combs Land Service,** owned and directed by Bradlee Combs

Options and Warrants.

None

Classes of Securities of the Company

Pathfinder Resources Inc. ("**Pathfinder Resources**," the "**Company**," "**we**," "**us**," or "**our**"), is offering an amount of twenty thousand U.S. dollars ($20,000 (the "**Target Offering Amount**")) of 2,000 shares of Series A1 Convertible Preferred Stock and up to a maximum amount of five million U.S. dollars ($5,000,000 (the "**Maximum Offering Amount**")) of 500,000 shares of Series A1 Convertible Preferred Stock, at $10.00 per share, par value $0.0001 per share (the "**Series A1 Share(s)**") on a best efforts basis as described in this Form C (this "**Offering**"). The Offering will be terminated no later than June 22, 2027 (the "**Offering Deadline**"). The Company has 30,000,000 authorized shares. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights of any such difference class or series. As of the date of this Offering, 10,160,000 Common Shares were issued and outstanding in the Company. 27.07% of Common Shares have been issued prior to the Offering to Todd C. Smith, Chief Executive Officer and 18.7% of Common Shares have been issued prior to the Offering to Bradlee C. Combs, Secretary/Treasurer. Assuming Maximum Proceeds are raised, there will be 500,000 Series A1 Shares issued in the Company with the Series A1 Shares sold through this Offering equaling 100% ownership of issued Series A1 Shares in the Company post offering.

Series A1 Convertible Preferred Stock. Series A1 Convertible Preferred Stock shares are being offered at present. As of the date of this Offering, zero (0) Preferred Stock shares were issued and outstanding in the Company.

Common Stock. Common Stock shares are not being offered at present. Each shareholder has one vote for each Common Stock share held. Please see voting rights of securities sold in this offering below. As of the date of this Offering, 10,080,000 Common Stock shares were issued and outstanding in the Company.

Voting Rights of Securities Sold in this Offering.
Except as otherwise expressly required by law, each holder of Series A1 Shares shall not be entitled to vote on any matters submitted to shareholders of the Corporation.

The holders of shares of Common Stock shall be entitled to vote upon all matters submitted to a vote of holders of shares of Common Stock of the Corporation and shall be entitled to one vote for each share of Common Stock held.

Distribution Rights of Securities Sold in this Offering.
The holders of shares of Series A1 Shares shall be entitled to receive dividends, out of any assets legally available therefor, at a rate equal to 7% of the applicable Original Issue Price (as defined below), prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company, payable when, as, and if declared by the Board of Directors. The "Original Issue Price" of Series A1 Shares shall be $10.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares after the filing date hereof).

The holders of Series A1 Shares shall be entitled to receive, when and as declared by the Board of Directors, dividends out of funds legally available in a payout ratio amount of ten percent (10%) and up to no more than twenty-five percent (25%) of the Net Profits (further defined) of the Corporation for the preceding fiscal year, determined at the discretion of the Board. "Net Profit(s)" is the actual profit the Corporation retains after subtracting all operating costs, interest, taxes, and other expenses from its total revenue.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
The Series A1 Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has two classes of securities, shares of common stock and shares of preferred stock.

The Company's officers and directors own all of the issued and outstanding controlling shares of the Company. Consequently, they control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including, but not limited to:

- Election of the Board of Directors;
- Removal of any Directors; and
- Amendments to the Company's Articles of Incorporation or Bylaws.

At formation, the Company issued 2,750,000 shares of Common Stock to Todd Smith and 3,080,000 shares of Common Stock to Pathfinder Engineering, Inc. Todd Smith, CEO, is owner and founder of Pathfinder Engineering, Inc., thereby establishing them as a majority shareholder.

At formation, the Company issued 1,900,000 shares of Common Stock to Bradlee Combs and 1,930,000 shares of Common Stock to Combs Land Service. Bradlee Combs, Secretary and Treasurer, is President of Combs Land Service, thereby establishing them as a controlling shareholder.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the principal executives and directors of the Company may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Series A1 Shares. The Series A1 Shares do not have a stated return or liquidation preference.

Additional Issuance

Any additional issuance after the crowdfunding is over will dilute all the preferred shares.

Conflicts of Interest

The Officers and Directors of the Company are also owners and managers of the Affiliates that may provide the Company's operations equipment and contractual allowances, that may manage or direct improvements at the Company's assets, and that may provide power generating material. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its note holders or unit holders (if any, with respect to the unit holders). By acquiring Class A1 Shares, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Related Party Transactions

Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The CEO and Company founder has advanced funds for operations.

The Company has entered agreements with related parties, including:

· A general operating agreement to form a service relationship and operational support capability between the Company and its Affiliate, Pathfinder Engineering, Inc.;
· A service agreement detailing statements of work between the Company and its Affiliate, Pathfinder Engineering, Inc.; and
· A lease agreement between the Company and its Affiliate, Pathfinder Engineering, Inc.

The establishment of a work relationship between Pathfinder Resources Inc. and Pathfinder Engineering, Inc. was a transaction between two entities under common control

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Restrictions on Transfer of the Series A1 Shares Being Offered

The Series A1 Shares being offered may not be transferred by any purchaser of such Series A1 Shares during the one-year period beginning when the Series A1 Shares were issued, unless such Series A1 Shares are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Series A1 Shares

The Company will complete the transaction and deliver the Series A1 Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

Investor Limitations

When an Investor is not an accredited investor, the Investor is limited in how much it can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.


INDEBTEDNESS


The Company does not currently have debt.

Does the Company have operating history: ☐ Yes ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The Company's first 12 months plan of operations will entail an entry into bit coin mining with natural gas power, derived from the development of small bit-mining operation centers and mobile server (bit coin, ai drive, or cloud drives), starting as soon as the Minimum Investment Amount is reached. We expect to use the net proceeds received from this Offering in our efforts related to employing more equipment needed to make saleable products from trees, including trailers, trucks, grinders, and other equipment, and to support wildfire work. Funds may be used in real estate purchases, securing timber contracts and oil, gas, and mineral leases, capital equipment, and operational expenses, as well as for other general corporate purposes. The advancement of biomass to energy and natural gas to energy build outs will also be planned, and feasibility studies conducted, to determine future project sites.

Our anticipated costs include and are associated with purchase or leasing of land including due diligence, option payments, easements or title work, legal, project design, engineering, environmental analysis, surveys, travel, advertising and marketing costs to promote cogeneration energy nationally, general and administrative expenses, and other costs associated with a development-stage technology company. Please refer to the "Use of Proceeds" and "Description of the Business" sections for a detailed discussion of how the Company intends to execute the Plan of Operations.

Following the creation and operations of small bitcoin-mining operations centers, the Company plans to develop data centers and cogeneration plants. The Company intends to investigate and pursue the development of modular technology to meet the power and data needs of the future.

NATURAL GAS
Potential Projects
Pathfinder Resources currently has top natural gas and/or mineral projects which it would like to pursue in the immediate future. The Company could potentially participate in existing mineral leases, including:

1. 1,000 acres of surface and minerals in the Abeline, Texas area are currently being negotiated with the owner.
2. 320 net mineral acre lease for a concrete grade rock formation, currently being negotiated with a competent operator in the Abeline, Texas area.

Developments for the Future
The top natural gas and/or mineral projects Pathfinder Resources would like to pursue in the medium-to-long term include:

1. Leasing of 40,000 net mineral acre area of interest in the North Texas region. This is a year or more in the future and would likely conduct as an oil, gas and mineral lease operation through a contract landman.
2. Activating an 1,800-acre data center being negotiated in the DFW area by close associates currently. Brad Combs has business relationships with property developers in Dallas, Texas who are actively negotiating contracts to purchase properties. The developers could work with Pathfinder Resources to go through the permit process and allow Pathfinder Resources to raise capital to complete the project to the data center buildout phase.

3. Leasing or purchasing 10,000 acres of surface and minerals for a smart city or data center which are currently being negotiated in North Texas. Many data centers developers are working to create smart cities in and around the data centers being proposed. Pathfinders would work with these developers through the whole process. This is an aspirational plan. Pathfinders Resources could coordinate with developers to participate in the capital raising to purchase or leasing of the land and work throughout the entire project development.
4. Contracting fabrication shops in Houston, Texas to build modular data centers and modular steam powered generators. We are already in discussions with experienced engineers and could be 1-5 years out.
5. Developing Data Centers in the medium to large scale. This could be 18 months out. We are working with many options in the 2-5 year build out schedule.
6. Fourth generation manufacturing and mineral refinning as alternative to data centers where we have more power produced than needed in the area and/or as a diversification strategy after 3-4 data centers have started.
7. Gas Turbine Power manufacturing facility as an acquisition or small start-up. This may be aspirational.
8. Strategic acquirement for all the above based on raising additional capital via future offerings and formation of as SPV's.

FORESTRY

<u>**Potential Projects**</u>

The key natural forestry projects Pathfinder Resources would like to pursue in the medium-to-long term include:

1. Modular power and data centers for wildfire cleanup;
2. Biomass power plants in California utilizing millions of burnt timber from recent catastrophic fires;
3. Rare Earth and Strategic Mineral Exploration across the Western States and Canada;
4. Partnering with existing mines utilizing mining and metallurgical engineering;
5. Wyoming coal field and mineral exploration and acquisition;
6. Biomass power for Department of War data centers located in secure locations such as Camp Navajo, AZ;
7. Finding timbered areas with existing infrastructure to rehabilitate existing cogen plants such as East Texas and western US;
8. North America oil, mineral, and timber exploration;
9. Small scale data centers or bitcoin at stranded resources;
10. Development of microwave internet for data transfer; and
11. Quantum Computing involving development of modular, emerging technologies.

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USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3.5%	$700	3.5%	$175,000
Forestry	40%	$8,000	45%	$2,250,000
Oil & Gas	40%	$8,000	45%	$2,250,000
Evaluations, Regulations, Substantial Capital Expenditures	16.5%	$3,300	6.5%	$325,000
Total	100%	$20,000	100%	$5,000,000

*Texture Capital Inc. shall take three and one-half percent (3.5%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Series A1 Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FEDERAL TAX TREATMENT

The Company intends to continue to be taxed as a corporation in accordance with the Internal Revenue Service Code, the Treasury Regulations (the "Treasury Regulations") promulgated thereunder (including temporary and proposed Treasury Regulations). The tax consequences of an investment in the Company are complex and will vary depending upon each investor's individual circumstances, and this discussion does not purport to address federal income tax consequences applicable to all categories of investors, some of whom may be subject to special or other treatment under the tax laws (including, without limitation, insurance companies, qualified pension plans, tax-exempt organizations, financial institutions or broker-dealers, traders in securities that elect to mark to market, Members owning capital stock as part of a "straddle," "hedge" or "conversion transaction," domestic corporations, "S" corporations, REITs or regulated investment companies, trusts and estates, persons who are not citizens or residents of the United States, persons who hold their interests in the Company through a company or other entity that is a pass-through entity for U.S. federal income tax purposes or persons for whom an interest in the Company is not a capital asset or who provide directly or indirectly services to the Company). Further, this discussion does not address all of the foreign, state, local or other tax laws that may be applicable to the Company or its partners.

Prospective Investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law.

FOREIGN INVESTORS: NON-U.S. INVESTORS ARE SUBJECT TO UNIQUE AND COMPLEX TAX CONSIDERATIONS. THE COMPANY AND MANAGEMENT MAKE NO DECLARATIONS AND OFFER NO ADVICE REGARDING THE TAX IMPLICATIONS TO SUCH FOREIGN INVESTORS, AND SUCH INVESTORS ARE URGED TO SEEK INDEPENDENT ADVICE FROM ITS OWN TAX COUNSEL OR ADVISORS BEFORE MAKING ANY INVESTMENT.

Tax Returns

Annually, if required, the Company will provide the shareholders with sufficient information from the Company's informational tax return or any report of income from dividends for such persons to prepare their individual federal, state and local tax returns. The Company's tax returns will be prepared by a tax professional selected by the Company's Management.

ERISA CONSIDERATIONS

In Some Cases, if the Investors Fails to Meet the Fiduciary and Other Standards Under the Employee Retirement Income Security Act of 1974, as Amended ("ERISA"), the Code or Common Law as a Result of an Investment in the Company's Shares, the Investor Could be Subject to Liability for Losses as Well as Civil Penalties:

There are special considerations that apply to investing in the Company's Series A1 Shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If the investor is investing the assets of any of the entities identified in the prior sentence in the Company's Series A1 Shares, the Investor should satisfy themselves that:

1. The investment is consistent with the Investor's fiduciary obligations under applicable law, including common law, ERISA and the Code;

2. The investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;

3. The investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

4. The investment will not impair the liquidity of the trust, plan or IRA;

5. The investment will not produce "unrelated business taxable income" for the plan or IRA;

6. The Investor will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and The investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Company's Series A1 Shares constitutes a prohibited transaction under the Code, the "disqualified person" that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Financial Statements and Report of
Independent Certified Public Accountants

Pathfinder Resources Inc.

February 28, 2026

Pathfinder Resources Inc.

Table of Contents



Independent Auditor's Report

To the Board of Directors and Shareholders of

Pathfinder Resources Inc.

Opinion

We have audited the accompanying financial statements of **Pathfinder Resources Inc.** (the "Company"), which comprise the balance sheet as of February 28, 2026, and the related statements of operations, changes in member's deficit, and cash flow for the period from February 19, 2026 (inception) to February 28, 2026 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 2026, and the related statements of operations, changes in member's deficit, and cash flow for the period from February 19, 2026 (inception) to February 28, 2026, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida

June 2, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Pathfinder Resources Inc.
Balance Sheet
As of February 28, 2026

ASSETS

Current Assets		
Cash	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDER'S DEFICIT

Current Liabilities		
Related party payable	$	18,000
Total Current Liabilities		18,000
TOTAL LIABILITIES		18,000
Shareholders' Deficit		
Common stock, 10,000,000 authorized, and XXX,000 issued and outstanding as February 28, 2026		-
Additional paid in capital		-
Accumulated deficit		(18,000)
TOTAL SHAREHOLDERS' EQUITY		(18,000)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	-

Pathfinder Resources Inc.
Statement of Operations
For the period from February 19, 2026 to February 28, 2026

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		18,000
LOSS FROM OPERATIONS		(18,000)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(18,000)

Pathfinder Resources Inc.
Statement of Cash Flows
For the period from February 19, 2026 to February 28, 2026

CASH FLOWS FROM OPERATING ACTIVITIES

Income (Loss)	$	(18,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Net cash provided by operating activities		(18,000)

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES

Related party payable		18,000
Net cash provided by financing activities		18,000
NET INCREASE IN CASH		-
Cash at beginning of year		-
Cash at end of year	$	-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

Pathfinder Resources Inc.
Statement of Shareholders' Deficit
For the period from February 19, 2026 to February 28, 2026

	Common Stock Shares	Common Stock Shares $.01 Par Value	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Deficit
February 19, 2026	-	$ -	$ -	$ -	$ -
Net income (loss)	-	-	-	(18,000)	(18,000)
February 28, 2026	-	$ -	$ -	$ (18,000)	$ (18,000)

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

Nature of Operations

Pathfinder Resources Inc. was incorporated on February 19, 2026, and the corporate office is located in Idaho.

Note B – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes

The Company accounts for income taxes using the asset and liability method. As of February 28, 2026, the Company had net operating loss carry forwards of $18,000, which may be used to offset against future taxable income. The loss carry forwards had a full reserve as of February 28, 2026.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts, and disclosures. Actual results could differ from these estimates.

Segment Reporting

We manage the Company as one reportable segment. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is the Company's Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and are reviewed by the CODM. CODM assesses performance for Membership sales segment and decides how to allocate resources based on revenue and net income that is reported on the Statements of Operations. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our Membership sales segment are the same as those described in the summary of significant accounting policies herein.

For our single reportable segment-level financial information, total assets, and significant non-cash transactions, see the Financial Statements.

Note C – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The ability of the Company to continue as a going concern is dependent upon future sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Stockholders' Deficit

Common Stock

The Company has 10,000,000, par value $0.01 per share, common shares authorized for issuance.

Note E - Subsequent Events

Effective May 8, 2026, the Board of Directors authorized the issuance of 10,080,000 common shares as founders shares to select founders at par value of $.01.

Effective May 13, 2026, the Company submitted the following amendment to its articles of incorporation to increase the aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares, consisting of, and divided into:

    a. One class of twenty million (20,000,000) shares of common stock $0.0001 par value (the *"**Common Stock**"*); and

    b. One class of ten million (10,000,000) shares of "blank check" preferred stock, $0.0001 par value per share (the *"**Preferred Stock**"*).

Subsequent events have been evaluated through June 2, 2026, which is the date the financial statements were available to be issued.

EXHIBIT B: SUBSCRIPTION DOCUMENT

Pathfinder Resources Inc.

a Wyoming corporation

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM WWW.INVESTINPATHFINDER.COM (THE "**PLATFORM**"), MAINTAINED BY TEXTURE CAPITAL INC. (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER

PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Pathfinder Resources Inc.
        4695 Old Valley Road
        Eagle, ID 83616

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Series A1 Convertible Preferred Stock (the "**Series A1 Share(s)**"), of **Pathfinder Resources Inc.,** a Wyoming corporation (the "**Company**"), at a purchase price of **$10.00** per share (the "**Per Series A1 Share Price**"), upon the terms and conditions set forth herein. The rights of the Series A1 Shares are as set forth in Certificate of Incorporation, Bylaws and any description of the Series A1 Shares that appears in the Offering Materials is qualified in its entirety by such document. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Series A1 Shares Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Series A1 Shares sold shall not exceed 500,000 (the "**Oversubscription Offering**"). The Company may accept subscriptions until June 22, 2026 (the "**Termination Date**"). Providing that subscriptions for 2,000 Series A1 Shares are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Series A1 Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Series A1 Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Series A1 Shares in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Series A1 Shares shall be received by Enterprise Bank (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Series A1 Shares owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "**Transfer Agent**"), which books and records shall bear a notation that the Series A1 Shares were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Series A1 Shares. The issuance, sale and delivery of the Series A1 Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Series A1 Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Series A1 Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Series A1 Shares as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Series A1 Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Series A1 Shares have not been registered under the Securities Act. Subscriber also understands that the Series A1 Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Series A1 Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Series A1 Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Series A1 Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Series A1 Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Series A1 Shares.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Series A1 Shares pursuant to this Subscription Agreement, it shall not transfer such Series A1 Shares except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

    (i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

    (ii)   Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

    (iii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Series A1 Shares, it will require the transferee of such Series A1 Shares to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Series A1 Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Series A1 Shares may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Series A1 Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Series A1 Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Series A1 Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Series A1 Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF WYOMING AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF,

EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Pathfinder Resources Inc.
4695 Old Valley Road
Eagle, ID 83616

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Series A1 Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Series A1 Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform ("**Online Acceptance**"), confirms such Subscriber's information and his or her investment through the

Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

> > (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of

securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: ARTICLES OF INCORPORATION





WY Secretary of State
FILED: 06/08/2026 08:09 AM
Original ID: 2026-001898692
Amendment ID: 2026-006659943

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF PATHFINDER RESOURCES INC.

(Pursuant to Section 17-16-202 of the Wyoming Business Corporation Act)

PATHFINDER RESOURCES INC., a corporation organized and existing under, and by virtue of, the Wyoming Business Corporation Act (the "***WBCA***"), does hereby certify:

The Board of Directors of the Corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Articles of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders. The amendments contained herein require the approval of the holders of shares of the Common Stock of the Corporation, and the shareholders of the Corporation approved such amendments by written consent dated June 5, 2026. The number of votes cast for the amendments was sufficient for approval by the holders of Common Stock of the Corporation.

The original Articles of Incorporation were executed and filed on February 19, 2026 by the original incorporator of the Corporation, Registered Agents Inc., 30 N Gould St Ste R, Sheridan, WY 82801.

FIRST: The name of the Corporation is Pathfinder Resources Inc.

SECOND: These Amended and Restated Articles of Incorporation (the *"**Articles**")*, which restate, integrate and amend the Articles of Incorporation of the Corporation, were duly adopted in accordance with Section 17-16-1003 of the WBCA.

THIRD: These Amended and Restated Articles of Incorporation shall become effective immediately upon their filing with the Secretary of State.

FOURTH: The Articles of Incorporation of the Corporation, as amended, are hereby amended and restated to read in its entirety as follows:

ARTICLE I
NAME

The name of the Corporation is "Pathfinder Resources Inc." (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT

The registered office of the Corporation in the State of Wyoming is 30 N Gould St Ste R, Sheridan Wyoming 82801, and the name of its registered agent in this state at such address is Registered Agents Inc.

Received
MAY 15 2026
Secretary of State
Wyoming

Received
JUN - 8 2026
Secretary of State
Wyoming

ARTICLE III
PURPOSE

The purpose for which the Corporation is organized is to engage in any and all lawful business and activities for which corporations may be organized under the WBCA.

ARTICLE IV
CAPITALIZATION

Section 4.1   **Authorized Capital.**

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares; consisting of, and divided into:

    a.   One class of twenty million (20,000,000) shares of common stock $0.0001 par value (the *"Common Stock")*; and

    b.   One class of ten million (10,000,000) shares of "blank check" preferred stock, $0.0001 par value per share (the *"Preferred Stock")*, which may be divided into and issued in Series, as hereinafter provided:

> i.   One million one hundred fifty thousand (1,150,000) of the authorized shares of Preferred Stock are hereby designated as Series A Convertible Preferred Stock (the *"Series A"*), five million (5,000,000) shares of Preferred Stock are hereby designated as Series B Convertible Preferred Stock (the *"Series B"*), and two million (2,000,000) shares of Preferred Stock are hereby designated as Series C Convertible Preferred Stock (the *"Series C"*).

Section 4.2   **Common Stock.**

a. Voting Rights. The holders of shares of Common Stock shall be entitled to vote upon all matters submitted to a vote of holders of shares of Common Stock of the Corporation and shall be entitled to one vote for each share of Common Stock held.

b. Dividends. Subject to the prior rights and preferences (if any) applicable to shares of Preferred Stock of any series, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock or otherwise) as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor.

c. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the preferential or other rights (if any) of the holders of shares of the Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of Common Stock held by them. For purposes of this paragraph (c), a liquidation, dissolution or winding-up of the Corporation shall not be deemed to be occasioned by or to include (i) any consolidation or merger of the Corporation with or into another corporation or other entity or (ii) a sale, lease, exchange or conveyance of all or a part of the assets of the Corporation.

d. Redemption. The Common Stock is not redeemable at the option of the holder.

Section 4.3   **Preferred Stock.**

a. The Preferred Stock may be issued from time to time in one or more Series. Authority is hereby expressly granted to and vested in the Board of Directors to authorize from time to time the issuance of Preferred Stock in one or more Series and to fix from time to time the number of shares to be included in any Series and the designations, powers, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, of all shares of such Series, all of which shall be stated in resolutions and an amended and restated articles of incorporation providing for the issuance of such Preferred Stock (a "*Preferred Stock Designation*").

b. Subject to the rights of the holders of any Series of Preferred Stock pursuant to the terms of any Preferred Stock Designation, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote generally in the election of directors

Section 4.4   **Preferred Stock Designation of Series A1 Preferred Stock and Series A2 Preferred Stock**

a. Number of Shares; Designation. A total of one million one hundred fifty thousand (1,150,000) shares of preferred stock of the Corporation are hereby designated as Series A Convertible Preferred Stock (the "*Series A*").

A total of five hundred seventy-five thousand (575,000) shares of Series A of the Corporation are hereby designated as Sub-Series A1 Preferred Stock (the "*Series A1*"). Shares of the Series A1 ("*Series A1 Shares*") will be offered and issued pursuant to exemptions from the registration requirements of the Securities and Exchange Commission.

A total of five hundred seventy-five thousand (575,000) shares of Series A of the Corporation are hereby designated as Sub-Series A2 Preferred Stock (the "*Series A2*"). Shares of the Series A2 ("*Series A2 Shares*") will be offered and issued pursuant to exemptions from the registration requirements of the Securities and Exchange Commission.

b. Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (the "*Liquidation Event*"), the holders of the Series A1 Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock or any Junior Stock, defined below, by reason of their ownership of such stock, an amount per share for each Series A1 Share held by them equal to $8.00 plus any accrued and unpaid dividends and an amount per share for each Series A2 Share held by them equal to $8.00 plus any accrued and unpaid dividends through the date of the liquidation, dissolution or winding up (the "*Liquidation Preference*"). If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A1 and Series A2 Shares are insufficient to permit the payment to such holders of the entire Liquidation Preference then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of Series A in proportion to the full amounts they would otherwise be entitled to receive.

c. Rank. The Preferred Shares shall, with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Corporation, shall rank senior and prior to the Corporation's Common Stock. The Series A shall be senior to any preferred stock of the Corporation that is designated in the amendment to the Articles of Incorporation or a certificate of designation establishing such additional preferred stock as ranking junior to the Series A. Any shares of the Corporation's stock which are junior to the Series A with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as "*Junior Stock.*"

d. *Dividends.*

    i. *Dividend Rights.* The holders of shares of Series A shall be entitled to receive dividends, out of any assets legally available therefor, at a rate equal to seven percent (7%) of the applicable Original Issue Price (as defined below), prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company, payable when, as, and if declared by the Board of Directors. In the event the amount of dividends declared by the Board of Directors shall be insufficient to permit payment of the full dividends declared such dividends will be ratably to each holder of Series A in proportion to the dividend amounts to which holder of Series A is entitled to as provided herein. Such dividends shall begin to accrue and be cumulative from the original issue date, shall compound on each Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable in arrears (as provided below in this Section 4.4(d)(i)), but only when, as and if declared by the Board of Directors on each March 31 and September 30 (each, a "*Dividend Payment Date*"), commencing on September 30, 2026; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series A on such Dividend Payment Date shall instead be payable on the immediately succeeding Business Day. Dividends payable on the Series A in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on the Series A on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. Dividends that are payable on Series A on any Dividend Payment Date will be payable to holders of record of Series A as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day before such Dividend Payment Date (as originally scheduled) or such other record date fixed by the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a "*Dividend Record Date*"). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day. Each dividend period (a "*Dividend Period*") shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date of the Series A) and shall end on and include the calendar day next preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears on the first Dividend Payment Date after such Dividend Period. Holders of Series A1 shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series A1 as specified in this Section 4.4 (subject to the other provisions of this Amended and Restated Articles of Incorporation).

    ii. The "*Original Issue Price*" of the Series A shares shall be $10.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares after the filing date hereof).

    iii. *Net Profits Cap.* The holders of Series A shall be entitled to receive, when and as declared by the Board of Directors, dividends out of funds legally available in a payout ratio amount of ten percent (10%) and up to no more than twenty-five percent (25%) of the Net Profits (further defined) of the Corporation for the preceding fiscal year, determined at the discretion of the Board. *"Net Profit(s)"* is the actual profit the Corporation retains after subtracting **all** operating costs, interest, taxes, and other expenses from its total revenue.

iv. *Priority of Dividends.* So long as any share of Series A remains outstanding, no dividend shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than a dividend payable solely to a Junior Stock), unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 4.4(d)(i) above, dividends on such amount), on all outstanding shares of Series A have been declared and paid in full (or declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series A on the applicable record date). When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date in full upon the Series A, all dividends declared on the Series A and payable on such Dividend Payment shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the Series A (including, if applicable as provided in Section 4.4(d)(i) above, dividends on such amount) bear to each other. Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and the Series A shall not be entitled to participate in any such dividends.

e. Repurchases of Series A Shares. The Corporation shall have the power to acquire, hold, sell, transfer, pledge, and repurchase shares of its Series A. The Board may authorize the repurchase of Series A Shares at such prices (including premiums) and upon such terms as it deems appropriate, without offering the same to other holders, subject only to restrictions in the Bylaws, Articles and the Act.

f. Recapitalization. The Board is authorized to amend these Articles of Incorporation to reclassify, split, combine, or recapitalize the outstanding shares of any class or series into a different number of shares, or to convert shares into debt or other securities of the Corporation, in accordance with applicable state law.

g. Voting Rights. Except as otherwise expressly required by law, each holder of Series A Shares shall not be entitled to vote on any matters submitted to shareholders of the Corporation.

h. Registrar. The Corporation will act as the Registrar for the Series A Shares which will be transferable (i) only to other qualified investors (in compliance with applicable securities laws and regulations), (ii) subject to any restrictions imposed by state and federal securities regulations, and (iii) solely through entry by the Corporation in a registration book maintained for that purpose.

i. Mandatory Redemption with Mandatory Recapitalization. The Corporation may purchase up to 100% of a Series A Shareholder's then-owned Series A1 Shares and/or Series A2 Shareholder's then-owned Series A2 Shares at the sole discretion of the Corporation (*"Redemption Option"*). The Corporation may exercise the Redemption Option at any time. To exercise the Redemption Option, the Corporation must notify (the *"Redemption Option Notice"*) the Series A Shareholder of their intent to exercise the Redemption Option no less than 15 calendar days before the Corporation will purchase the Series A Shares. The Redemption Option Notice will identify the number of Series A Shares the Corporation is purchasing from the Series A Shareholder, the purchase price for each of the Series A Shares (including any unpaid dividends), and the date on which the purchase will be executed. The Redemption Option will be deemed exercised as of the date such Redemption Option Notice is sent out to the Series A Shareholder.

i. *Redemption Price; Sufficient Cash Available for Redemption.* To the extent there is sufficient and available cash available for Redemption, the Redemption price shall be calculated based on the time from the Unit Issue Date the Redemption Option is exercised (the "***Redemption Price***"). The Redemption price shall be as follows:

    a. If the Redemption Option is exercised by the Corporation between one (1) and two (2) calendar years from the Share Issue Date, then the Redemption Price shall be 200% of the Series A Amount, plus 100% of any unpaid dividends, for the Series A Shareholder.

    b. If the Redemption Option is exercised by the Corporation between two (2) and three (3) calendar years from the Share Issue Date, then the Redemption Price shall be 175% of the Series A Amount, plus 100% of any unpaid dividends, for the Series A Shareholder.

    c. If the Redemption Option is exercised by the Corporation after three (3) calendar years from the Share Issue Date, then the Redemption Price shall be 150% of the Series A Amount, plus 100% of any unpaid dividends, for the Series A Shareholder.

The Corporation shall be entitled to any distribution payable to such Series A Shareholder from the Redemption Option Notice through the closing date of the redemption.

ii. *Mandatory Conversion.* If the Redemption Option is exercised by the Corporation, ten (10) shares of Series A shall be converted (the "*Mandatory Conversion*") into one (1) share of Common Stock (the "*Conversion Ratio*"). The Series A Holder continues to have equity in the business after the transaction.

iii. *Corporation's Discretion for Redemption and Recapitalization.* The Corporation has sole and absolute discretion as to:

    a. whether to exercise a Redemption Option, in part or in full;

    b. the amount of cash available for redemption;

    c. the timing of the payment to a redeemed Series A Shareholder;

    d. whether to allocate the cash available for redemption amongst one or more Series A Shareholders and/or Series A Shares.

iv. *Disclaimer of Liability.* The Corporation's failure to pay the Redemption Price to the Series A Shareholder in a timely manner will not give rise to default under the terms of this Amended and Restated Articles of Incorporation. In such a case, the Redemption Option for the un-redeemed Series A Shares will be deemed to have been revoked by the Corporation as of the date the Redemption Option Notice was received. In such a case, any unpaid but owed distributions, if any, will be owed to the Series A Shareholder, however the Corporation has sole and absolute discretion on the timing and amount of payment of those owed but unpaid distributions. The Corporation shall not be liable to any Series A Shareholder for any action as provided in this Section 4.4.

j. Preemptive Rights. The Company hereby grants to each holder of issued and outstanding Series A Shares, for as long as it holds (on an as-converted basis) at least three percent (3%) of the fully diluted (assuming the conversion of all convertible equity securities and the exercise of any outstanding options and warrants to purchase shares of the Company) capital stock of the Company (for purposes of this Section, the **"Preferred Series A Shareholder"**) rights of first refusal to purchase, pro-rata, all (or any part) of New Securities (as defined below) that the Company may, from time to time, propose to sell and issue. The Preferred Series A Shareholder's pro rata share shall be the ratio of the number of shares of the Company's Common Stock on an as converted fully diluted (assuming the conversion of all convertible equity securities and the exercise of any outstanding options and warrants to purchase shares of the Company) basis then held by the Preferred Series A Shareholder as of the date of the Rights Notice (as defined in Section 4.4(j)(ii)), to the sum of the total number of outstanding shares of Common Stock as of such date on an as converted fully diluted (assuming the conversion of all convertible equity securities and the exercise of any outstanding options and warrants to purchase shares of the Company) basis. Each Preferred Series A Shareholder shall have a right of over-allotment such that if any Preferred Series A Shareholder fails to exercise its right hereunder to purchase its pro-rata share of New Securities, the other Preferred Series A Shareholders may purchase the non-purchasing Preferred Series A Shareholder's portion pro-rata according to the shareholding ratio between such other Preferred Series A Shareholders within ten (10) days from the date such non-purchasing holder of Preferred Stock fails to exercise its rights hereunder to purchase its pro-rata share of New Securities.

This preemptive right shall be subject to the following provisions:

i. **"New Securities"** shall mean any shares of Common Stock or Preferred Stock of any kind of the Company, whether now or hereafter authorized, and rights, options, or warrants to purchase said shares of Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible into said shares of Common Stock or Preferred Stock; provided, however, that "New Securities" shall not include the issuance (i) to employees, directors, consultants of shares or options pursuant to a stock purchase/option plan in effect as of the date of filing of the Amended Articles or as approved by the Board of Directors; (ii) of securities issuable upon the exercise of warrants existing as of the date of the closing of the transactions contemplated by the Share Purchase Agreement; and (iii) of securities representing up to ten percent (10%) of the issued and outstanding share capital of the Company (on a fully diluted basis) issued to Strategic Investors. As used herein **"Strategic Investor"** means an individual or business entity which, in connection with the issuance of shares to such individual or entity, enters into a significant commercial transaction with the Company which is directly related to the Company's business, or otherwise is of strategic value to the Company, as determined by the Board of Directors.

ii. If the Company proposes to issue New Securities, it shall give the Preferred Series A Shareholders written notice (the **"Rights Notice"**) of its intention, describing the New Securities, the price, the general terms upon which the Company proposes to issue them, and the number of shares that the Preferred Series A Shareholder has the right to purchase under this Section 4.4(j). Each Preferred Series A Shareholder shall have thirty (30) days from delivery of the Rights Notice to agree to purchase all or any part of its pro-rata share of such New Securities by giving written notice to the Company setting forth the quantity of New Securities to be purchased. In addition, each Preferred Series A Shareholder shall have the right to purchase out of the pro-rata share of any other stockholder (including, for this purpose, any permitted transferee of the stockholder) entitled to such rights, to the extent that such other stockholder does not elect to purchase its full pro-rata share, any amount of shares not purchased by such other stockholder, for the price and on the general terms specified in the Rights Notice. Such additional right of the Preferred Series A Shareholders shall be exercised by giving written notice to the Company within fourteen (14) days of the expiry of the thirty (30) day period referred to hereinabove. If the stockholders who elect to purchase their full pro-rata shares also elect to purchase in the aggregate more than one hundred percent (100%) of their pro-rata share of New Securities, such New Securities shall be sold to such stockholders in accordance with their respective pro-rata share, calculated on an as-converted, fully diluted basis.

iii.   If the Preferred Series A Shareholders fail to exercise in full the right of first refusal within the period or periods specified in Section 4.4(j)(ii), the Company shall have ninety (90) days after delivery of the Rights Notice to sell the unsold New Securities at a price and upon general terms no more favorable to the purchasers thereof than specified in the Company's notice. If the Company has not sold the New Securities within said ninety (90) day period the Company shall not thereafter issue or sell any New Securities without first offering such securities to the Preferred Series A Shareholders in the manner provided above.

Section 4.5   Preferred Stock Designation of Series B Preferred Stock

a. Number of Shares; Designation. A total of five million (5,000,000) shares of preferred stock of the Corporation are hereby designated as Series B Convertible Preferred Stock (the "*Series B*"). Shares of the Series B ("*Series B Shares*") will be offered and issued pursuant to exemptions from the registration requirements of the Securities and Exchange Commission.

b. Voting Rights. Except as otherwise expressly required by law, each holder of Series B Shares shall not be entitled to vote on any matters submitted to shareholders of the Corporation.

c. The issue price of the Series B Shares shall be $10.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares after the filing date hereof).

d. Liquidation. In the event of a Liquidation Event, upon completion of the distribution to the holders of shares of Series A required by Sections 4.4(b) above, the assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in such transaction), if any, the holders of the Series B Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock or any Series C Shares, defined below, by reason of their ownership of such stock, an amount per share for each Series B Share held by them equal to $8.00 plus any accrued and unpaid dividends.

e. Dividends. Declaration and payment of any Seres B dividends are subject to the discretion of our Board of Directors. The time and amount of dividends is dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, and capital expenditure needs.

f. Preemption Rights. Holders of shares of Series B have no preemptive right to purchase, subscribe for, or otherwise acquire any shares of Company stock of any class now or hereafter authorized unless otherwise provided by the Board of Directors.

Section 4.6   Preferred Stock Designation of Series C Preferred Stock

a. Number of Shares; Designation. A total of two million (2,000,000) shares of preferred stock of the Corporation are hereby designated as Series C Convertible Preferred Stock (the "*Series C*"). Shares of the

Series C ("*Series C Shares*") will be offered and issued pursuant to exemptions from the registration requirements of the Securities and Exchange Commission.

b. Voting Rights. Except as otherwise expressly required by law, each holder of Series C Shares shall not be entitled to vote on any matters submitted to shareholders of the Corporation.

c. The issue price of the Series C Shares shall be $8.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations, and the like with respect to such shares after the filing date hereof).

d. Liquidation. In the event of a Liquidation Event, upon completion of the distribution to the holders of shares of Series A required by Section 4.4(b) and Series B required by Section 4.5(c) above, the assets of the Company legally available for distribution in such Liquidation Event (or the consideration received by the Company or its stockholders in such transaction), if any, the holders of the Series C Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each Series C Share held by them equal to $5.00 plus any accrued and unpaid dividends.

e. Dividends. Declaration and payment of any Seres C dividends are subject to the discretion of our Board of Directors. The time and amount of dividends is dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, and capital expenditure needs.

f. Preemptive Rights. Holders of shares of Series C have no preemptive right to purchase, subscribe for, or otherwise acquire any shares of Company stock of any class now or hereafter authorized unless otherwise provided by the Board of Directors.

Section 4.7   Right to Conversion; Automative Conversion

.

a. Right to Convert. Subject to the provisions of this Section 4.7, at any time and from time to time on or after the Date of Issuance, any holder of Preferred Stock shall have the right by written election to the Corporation to convert all or any portion of the outstanding shares of Preferred Stock held by such holder on a one-to-one share basis into an aggregate number of shares of Common Stock.

b. Automatic Conversion. Subject to the provisions of this Section 4.7(b), in connection with, and on the closing of, a Qualified Public Offering by the Corporation, all of the outstanding shares of Preferred Stock (including any fraction of such shares) held by stockholders shall automatically convert along with the aggregate accrued or accumulated and unpaid dividends thereon into one (1) share of Common Stock for every one (1) share of Preferred Stock (the "Conversion Ratio"). If a closing of a Qualified Public Offering occurs, such automatic conversion of all of the outstanding shares of Preferred Stock shall be deemed to have been converted into shares of Common Stock as of immediately prior to such closing. "*Qualified Public Offering*" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Corporation having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $25 million following which at least 20% of the total Common Stock of the Corporation on a fully diluted, as-converted basis shall have been sold to the public and shall be listed on any national securities exchange registered with the Securities and Exchange Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended.

c. Procedures for Holder Conversion. In order to effectuate a conversion of shares of Preferred Stock pursuant to Section 4.7(a), a holder shall (a) submit a written election to the Corporation that such holder elects to convert shares of Preferred Stock, the number of such shares elected to be converted and (b) (if such shares are certificated), along with such written election, surrender to the Corporation the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. The conversion of such shares hereunder shall be deemed effective as of the date of surrender of such Preferred Stock certificate or certificates, delivery of such affidavit of loss or the written election to convert for uncertificated shares. Upon the receipt by the Corporation of a written election and, if applicable, the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within 10 days thereafter) either (a) deliver to the relevant holder (i) a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable shares as calculated pursuant to Section 4.7(a) and, if applicable (ii) a certificate in such holder's (or the name of such holder's designee as stated in the written election) for the number of shares of Preferred Stock (including any fractional share) represented by the certificate or certificates delivered to the Corporation for conversion but otherwise not elected to be converted pursuant to the written election or (b) note the conversion of the shares on the stock ledger of the Corporation. All shares of capital stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

d. Procedures for Automatic Conversion. As of the closing of a Qualified Public Offering all outstanding shares of Preferred Stock shall be converted to the number of shares of Common Stock calculated pursuant to Section 4.7(a) without any further action by the relevant holder of such shares or the Corporation. As promptly as practicable following such Qualified Public Offering (but in any event within five (5) days thereafter), the Corporation shall send each holder of shares of Preferred Stock written notice of such event. Upon receipt of such notice, if applicable, each holder shall surrender to the Corporation the certificate or certificates representing the shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within 10 days thereafter) deliver to the relevant holder a certificate in such holder's name (or the name of such holder's designee as stated in the written election) for the number of shares of Common Stock (including any fractional share) to which such holder shall be entitled upon conversion of the applicable shares or note the conversion of the shares on the stock ledger of the Corporation. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

e. Effect of Conversion. All shares of Preferred Stock converted as provided in this Section 4.7 shall no longer be deemed outstanding as of the effective time of the applicable conversion and all rights with respect to such shares shall immediately cease and terminate as of such time, other than the right of the holder to receive shares of Common Stock and payment in lieu of any fraction of a share of Preferred Stock in exchange therefor.

f. Reservation of Stock. The Corporation shall at all times when any shares of Preferred Stock is outstanding reserve and keep available out of its authorized but unissued shares of capital stock, solely for the purpose of issuance upon the conversion of the Preferred Stock shares, such number of shares of Common Stock issuable upon the conversion of all outstanding Preferred Stock shares pursuant to this Section 4.7(f), taking into account any adjustment to such number of shares so issuable in accordance with Section 4.7(f) hereof. The Corporation shall take all such actions as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Corporation upon each such issuance). The Corporation shall not close its books against the transfer of any of its capital stock in any manner which would prevent the timely conversion of the shares of Preferred Stock.

g. No Charge or Payment. The issuance of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to Section 4.7 shall be made without payment of additional consideration by, or other charge, cost or tax to, the holder in respect thereof.

ARTICLE V
DIRECTORS

Section 5.1   **Number and Term.**

The number of directors of the Corporation shall from time to time be fixed exclusively by the bylaws of the Corporation, as the same may be amended from time to time (the "*Bylaws*").

Section 5.2   **Limitation of Personal Liability.**

To the fullest extent now or hereafter permitted by the WBCA, no person who is or was a director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 17-16-833 of the WBCA, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Section 5.2 shall apply to or have any effect on the liability of any director for or with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE VI
SHAREHOLDERS

Section 6.1   **Amendment of Bylaws**

The Board of Directors has the power to make, repeal, amend and alter the Bylaws of the Corporation, to the extent provided in the Bylaws. However, the paramount power to repeal, amend and alter the Bylaws, or to adopt new bylaws, is vested in the shareholders. This power may be exercised by a vote of a majority of shareholders present at any annual or special meeting of the shareholders. Moreover, the directors have no power to suspend, repeal, amend or otherwise alter any bylaw or portion of any bylaw so enacted by the shareholders, unless the shareholders, in enacting any bylaw or portion of any bylaw, otherwise provide.

Section 6.2   **Personal Liability of Shareholders**

The private property of the shareholders of this Corporation is not subject to the payment of corporate debts, except to the extent of any unpaid balance of subscription for shares.

Section 6.3   **Denial of Preemptive Rights**

No holder of any shares of the Corporation of any class now or in the future authorized shall have any preemptive right as such holder (other than such right, if any, as the Board of Directors in its discretion may determine) to purchase or subscribe for any additional issues of shares of the Corporation of any class now or in the future authorized, nor any shares of the Corporation purchased and held as treasury shares, or any part paid receipts or allotment certificates in respect of any such shares, or any securities convertible into or exchangeable for any such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire any such shares, whether such shares, receipts, certificates, securities, warrants or other instruments be unissued, or issued and subsequently acquired by the Corporation; and any such shares, receipts, certificates, securities, warrants or other instruments, in the discretion of the Board of Directors, may be offered from time to time to any holder or holders of shares of any class or classes to the exclusion of all other holders of shares of the same or any other class at the time outstanding.

Section 6.4   **Voting Rights**

Except as otherwise expressly provided under the WBCA or these Articles, the holders of the Common Stock shall possess exclusive voting power for the election of directors and for all other purposes. Every holder of record of Common Stock entitled to vote shall be entitled to one vote for each share held. Except as otherwise expressly required by law, each holder of Preferred Shares shall not be entitled to vote on any matters submitted to shareholders of the Corporation

Section 6.5   **Actions By Written Consent**

Whenever the vote of shareholders at a meeting of shareholders is required or permitted to be taken for or in connection with any corporate action by any provision of the WBCA, or of the Articles of Incorporation or of the Bylaws authorized or permitted by that law, the meeting and vote of shareholders may be dispensed with if the proposed corporate action is taken with the written consent of the holders of stock having a majority of the total number of votes which might have been cast for or in connection with that action if a meeting were held; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statute for that action, and provided that prompt notice is given to all shareholders of the taking of corporate action without a meeting and by less than unanimous written consent.


ARTICLE VII
AMENDMENTS


Section 7.1   **Amendment to Articles**

The Corporation shall be deemed, for all purposes, to have reserved the right to amend, alter, change or repeal any provision contained in its articles of incorporation, as amended, to the extent and in the manner now or in the future permitted or prescribed by statute, and all rights conferred in these Articles upon shareholders are granted subject to that reservation.


ARTICLE VIII
REGULATION OF BUSINESS AND AFFAIRS OR CORPORATION


Section 8.1   **Powers of the Board of Directors**

a. In furtherance and not in limitation of the powers conferred upon the Board of Directors by statute, the Board of Directors is expressly authorized, without any vote or other action by shareholders other than such as at the time shall be expressly required by statute or by the provisions of these Articles of Incorporation, as amended, or of the Bylaws, to exercise all of the powers, rights and privileges of the Corporation (whether expressed or implied in these Articles or conferred by statute) and to do all acts and things which may be done by the Corporation, including, without limiting the generality of the above, the right to:

i. Pursuant to a provision of the Bylaws, by resolution adopted by a majority of the actual number of directors elected and qualified, to designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in that resolution or in the Bylaws, shall have and exercise all the authority of the Board of Directors except as otherwise provided by law;

ii. To make, alter, amend or repeal Bylaws for the Corporation;

iii. To authorize the issuance from time to time of all or any shares of the Corporation, now or in the future authorized, part paid receipts or allotment certificates in respect of any such shares, and any securities convertible into or exchangeable for any such shares (regardless of whether those shares, receipts, certificates or securities be unissued or issued and subsequently acquired by the Corporation), in each case to such Corporations, associations, partnerships, firms, individuals or others (without offering those shares or any part of them to the holders of any shares of the Corporation of any class now or in the future authorized), and for such consideration (regardless of whether more or less than the par value of the shares), and on such terms as the Board of Directors from time to time in its discretion lawfully may determine;

iv. From time to time to create and issue rights or options to subscribe for, purchase or otherwise acquire any shares of stock of the Corporation of any class now or in the future authorized or any bonds or other obligations or securities of the Corporation (without offering the same or any part of them to the holders of any shares of the Corporation of any class now or in the future authorized);

v. In furtherance and not in limitation of the provisions of the above subdivisions (iii) and (iv), from time to time to establish and amend plans for the distribution among or sale to any one or more of the officers or employees of the Corporation, or any subsidiary of the Corporation, of any shares of stock or other securities of the Corporation of any class, or for the grant to any of such officers or employees of rights or options to subscribe for, purchase or otherwise acquire any such shares or other securities, without in any case offering those shares or any part of them to the holders of any shares of the Corporation of any class now or in the future authorized; such distribution, sale or grant may be in addition to or partly in lieu of the compensation of any such officer or employee and may be made inconsideration for or in recognition of services rendered by the officer or employee, or to provide him/her with an incentive to serve or to agree to serve the Corporation or any subsidiary of the Corporation, or otherwise as the Board of Directors may determine; and

vi. To sell, lease, exchange, mortgage, pledge, or otherwise dispose of or encumber all or any part of the assets of the Corporation unless and except to the extent otherwise expressly required by statute.

b. The Board of Directors, in its discretion, may from time to time:

i. Declare and pay dividends upon the authorized shares of stock of the Corporation out of any assets of the Corporation available for dividends, but dividends may be declared and paid upon shares issued as partly paid only upon the basis of the percentage of the consideration actually paid on those shares at the time of the declaration and payment;

ii. Use and apply any of its assets available for dividends, subject to the provisions of these Articles, in purchasing or acquiring any of the shares of stock of the Corporation; and

iii. Set apart out of its assets available for dividends such sum or sums as the Board of Directors may deem proper, as a reserve or reserves to meet contingencies, or for equalizing dividends, or for maintaining or increasing the property or business of the Corporation, or for any other purpose it may deem conducive to the best interests of the Corporation. The Board of Directors in its discretion at any time may increase, diminish or abolish any such reserve in the manner in which it was created.

Section 8.2   Indemnification

a. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he/she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was unlawful.

b. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he/she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him/her in connection with the defense or settlement of such action or suit if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his/her duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

c. To the extent that any person referred to in paragraphs (a) and (b) of this Article has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to therein or in defense of any claim, issue or matter therein, he/she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him/her in connection therewith.

d. Any indemnification under paragraphs (a) and (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he/she has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Article. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

e. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he/she is entitled to be indemnified by the Corporation as provided in this Article.

f. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

g. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him/her and incurred by him/her in any such capacity, or arising out of his/her status as such, whether or not the Corporation would have the power to indemnify him/her against such liability under the provisions of this Article 8.

h. For the purposes of this Article, references to "the Corporation" include all constituent Corporations absorbed in a consolidation or merger as well as the resulting or surviving Corporation so that any person who is or was a director, officer, employee or agent of such a constituent Corporation or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Section 8.2(h) with respect to the resulting or surviving Corporation as he/she would if he/she had served the resulting or surviving Corporation in the same capacity.

(Remainder of page left blank intentionally; Signature page to follow)

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been executed for and on behalf and in the name of the Corporation by its duly authorized officer on June 5, 2026.

PATHFINDER RESOURCES INC.

By: /s/ Todd Smith
Name: Todd Smith
Title: Chairman & President

EXHIBIT D: BYLAWS

BYLAWS OF
PATHFINDER RESOURCES INC.

ARTICLE I
OFFICES

1.1 **Principal Office.** The principal office of Pathfinder Resources Inc., a Wyoming corporation, (the "Corporation") shall be located at such location within or without the State of Wyoming as is designated in its articles of incorporation or the most recent annual report filed with the Secretary of State of the State of Wyoming. Certain books and records are required by these bylaws to be maintained by the Corporation at its principal office. The Corporation may maintain such additional offices, either within or without the State of Wyoming as are necessary or convenient for the operation of its business.

1.2 **Registered Agent.** The Registered Agent of the Corporation shall be Registered Agents, Inc at 30 N Gould St. Suite R, Sheridan, WY 82801. The registered office is the office at which service of process may be served on the Corporation and may, but need not, be the same as the principal office. The registered office of the Corporation may not be changed without filing a notice of the change with Secretary of State of Wyoming.

ARTICLE II
SHAREHOLDERS

2.1 **Annual Shareholders' Meetings.** The annual meeting of the shareholders will be held at a date and time as set by the Board of Directors. At the annual meeting, the shareholders must elect a board of directors and may transact any other business that may legally come before the meeting.

2.2 **Remote Meeting**. Shareholders may participate in a meeting of the shareholders by means of electronic communication by which all persons participating in the meeting can hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

2.3 **Special Shareholders' Meetings.** Special meetings of the shareholders may be called by the President, the Board of Directors, or shareholders holding at least 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the special meeting is called by shareholders, such shareholders must sign, date, and deliver to the secretary one or more written demands for the special meeting, describing the purpose or purposes for which it is to be held. The record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting.

2.4 **Place of Shareholders' Meetings.** Meetings of the shareholders shall be held at such place within or without the State of Wyoming as designated by the Board of Directors or the person or persons calling the meeting. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of electronic transmission by which all parties participating may communicate with each other during the meeting.

2.5 **Notice of Shareholders' Meetings.**

2.5.1 **Required Notice.** Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. Notice shall be given to each stockholder entitled to vote at such meeting and to any other shareholder entitled to receive notice of the meeting under the Wyoming Business Corporation Act (the "Act") or the articles of incorporation. Such notice shall specify the place, if any, date and hour, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at any such meeting. In the case of special meetings, the notice shall include the purpose or purposes of the meeting. Notice of shareholders' meetings may be given by electronic communication.

2.5.2 **Effective Date.** A notice of a meeting of the shareholders will be deemed effective at the earlier of:

1. When received;

2. When deposited in the United States mail, with postage prepaid, addressed to the shareholder at the shareholder's address as it appears on the Corporation's current record of shareholders;

3. Five days after deposit in the United States mail, if mailed, with postage prepaid, to the shareholder at an address where the shareholder receives mail other than the address that appears on the Corporation's current record of shareholders; or

4. On the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed on behalf of the addressee.

5. Electronic transmission is effective when it has been made to the data address of the shareholder or when it has been made in a manner otherwise authorized by the shareholder.

2.5.3 **Meetings for Special Purposes.** If a purpose of any shareholder meeting is to consider a proposed amendment to the articles of incorporation; a plan of merger or share exchange; the sale, lease, exchange, or other disposition of all, or substantially all of the Corporation's property; the dissolution of the Corporation; or the removal of a director, the notice must so state and must be accompanied by the items required by the Act.

2.5.4 **Adjourned Meeting.** When a meeting is adjourned for more than 120 days after the date fixed for the original meeting, or when a redetermination of the persons entitled to receive notice of the adjourned meeting is required by law, notice of the adjourned meeting must be given in the same manner as required for an original meeting. In all other cases, no notice of the adjournment or of the business to be transacted at the adjourned meeting need be given other than by announcement at the original meeting before adjournment.

2.5.5 **Waiver of Notice.** A shareholder entitled to notice may waive notice of a meeting of the shareholders by delivering a signed written waiver to the Corporation or by electronic transmission by such shareholder. The waiver will be effective whether signed before or after the meeting. A shareholder's attendance at a meeting waives the right to object to lack of notice or defective notice of the meeting, unless the shareholder objects to holding the meeting at the beginning of the meeting. A shareholder's attendance at a meeting also waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

2.6 **Shareholders of Record.** The persons entitled to receive notice of or to vote at any shareholders' meeting will be those persons designated as shareholders in the stock transfer books of the Corporation at the close of business on the day prior to the date the notice is mailed or otherwise transmitted, or on such other date as determined in advance by the board of directors, which date may not be more than 70 or less than 10 days before the meeting. If the meeting is a special shareholders' meeting demanded by shareholders, the persons entitled to receive notice of the meeting and to vote will be determined as of the date the first shareholder signs the demand, unless otherwise determined in advance by the board of directors.

2.7 **Shareholders' List.** The secretary must make a complete record of the shareholders entitled to vote at each meeting, arranged in alphabetical or numerical order, showing the mailing address of each shareholder if the shareholder is identified by name, or the shareholder's authorized means of receipt for electronic transmissions if the shareholder is identified by data address, or both the mailing address and data address. The record shall include the number of shares held by each shareholder. The shareholders' list must be available, at the Corporation's principal office, for inspection by any shareholder, or the shareholder's agent or attorney, beginning two business days after notice of the meeting is given and continuing through the meeting.

2.8 **Quorum.**

2.8.1 **Required Quorum.** A majority of the shares entitled to vote, represented in person, by proxy, or by remote electronic communication, constitutes a quorum for the transaction of business at any shareholders' meeting. If a person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened, the shares held by that person or represented by a proxy given to that person will not be included for purposes of determining whether a quorum is present. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting as provided above, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof, unless a new notice is or must be given for the adjourned meeting or a new record date must be set for the meeting. The persons present, in person or via electronic transmission, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough persons to leave less than a quorum.

2.8.2 **Adjournment to Obtain Quorum.** In the absence of a quorum, a majority of the shares represented in person, via electronic transmission, or by proxy may, subject to the requirements of notice and record date set forth in these bylaws, adjourn a shareholders' meeting from time to time until a quorum attend. Any business which might have been transacted at the original meeting may be transacted at the adjourned meeting if a quorum exists.

2.9 **Voting of Shares.**

      2.9.1   **One Share, One Vote.** Each shareholder is entitled to one vote on each matter submitted to a vote at a meeting of the shareholders for each share of voting stock standing in the name of the shareholder on the stock transfer books of the Corporation.

      2.9.2   **Proxies.** A shareholder may vote in person, via electronic transmission, or by proxy in writing signed by the shareholder or by the shareholder's duly authorized attorney-in-fact. Such proxy will be effective when received by the secretary or other officer or agent of the Corporation authorized to tabulate votes. No proxy will be valid after 11 months from the date of its execution, unless a longer period is expressly provided in the proxy.

      2.9.3   **Shares Owned by Corporation.** Shares held in the name of another corporation may be voted by such officer, agent, or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of the Corporation holding the shares may determine. However, shares held in the name of another corporation are not entitled to vote if this corporation owns, directly or indirectly, a majority of the shares entitled to vote for the directors of the other corporation.

      2.9.4   **Shares Held by Fiduciary.** Shares held by a personal representative, administrator, executor, guardian, or conservator may be voted by that person, either in person or by proxy, without a transfer of such shares into the name of that person. Shares held in the name of a trustee may be voted by the trustee, either in person, via electronic transmission, or by proxy, but no trustee is entitled to vote shares held by that trustee without a transfer of such shares into the name of the trustee.

      2.9.5   **Shares Held by Receiver.** Shares standing in the name of a receiver may be voted by the receiver, and shares held by or under the control of a receiver may be voted by the receiver without being transferred into the receiver's name if authority to do so is contained in an appropriate order of the court by which the receiver was appointed.

      2.9.6   **Pledged Shares.** A shareholder whose shares are pledged is entitled to vote such shares until the shares have been transferred into the name of the secured party, and thereafter the secured party is entitled to vote the shares so transferred.

      2.9.7   **Rejection of Vote.** The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signor's authority to sign for the shareholder.

      2.9.8   **Joint Owners of Shares.** If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting or giving consent shall have the following effect: (a) if only one (1) votes, such person's act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, shall be a majority or even split in interest.

2.10   **Shareholder Decisions.**

2.10.1   **Majority Vote.** When a quorum is present or represented at any shareholders' meeting in person or by proxy and entitled to vote on the subject matter, action on any matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the vote of a greater number is required by law, the articles of incorporation, or these bylaws, in which case the contrary provision is controlling.

2.10.2   **Election of Directors.** The number of director candidates equal to the number of directors to be elected who receive the largest number of votes cast by the shares entitled to vote in the election at a shareholders' meeting at which a quorum is present will be elected to serve as members of the board of directors.

2.10.3   **Shareholder Action by Consent.** Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if a consent in writing or electronic transmission, setting forth the action so taken, is signed by the shareholders entitled to vote holding not less than the minimum number of shares that would be necessary to authorize or take such action at a meeting with respect to the subject matter thereof and the consent is delivered to the Corporation for inclusion in the minute book. If the act to be taken requires that notice be given to nonvoting shareholders, the Corporation must give the nonvoting shareholders written notice of the proposed action not more than ten (10) days after the action is taken, which notice must contain or be accompanied by the same material that would have been required if a formal meeting had been called to consider the action. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. If more than one counterpart of a consent is signed by shareholders, all counterparts will be considered one document. If action is taken by less than unanimous written consent of the voting shareholders, the corporation shall give its nonconsenting voting shareholders written notice of the action not more than ten (10) days after written consents sufficient to take the action have been delivered to the corporation.

ARTICLE III
DIRECTORS

3.1   **Corporate Powers.** The business and affairs of the Corporation will be managed and controlled by the board of directors. All corporate powers must be exercised by, or under the authority of, the board of directors.

3.2   **Number, Tenure, and Qualifications.**

3.2.1   **Number.** The authorized number of directors of the corporation shall be fixed by resolution of the Board of Directors from time to time. The board of directors will consist of at least one (1), but no more than seven (7) individuals. If only one director is named in these bylaws or is serving at any time, words in the plural referring to directors will include the singular.

3.2.2   **Term.** Each of the initial directors will hold office until the first annual shareholders' meeting, and each director elected thereafter will hold office until the next annual shareholders' meeting following his or her election. Despite the expiration of a director's term, he or she will continue to serve until the election and qualification of his or her successor. However, the term of a director will terminate immediately on the director's death, resignation, or removal, and the director will not continue to serve.

3.2.3 **Qualifications.** Unless required by the articles of incorporation, it is not necessary that directors be residents of the State of Wyoming or shareholders of the Corporation.

3.3 **Annual Meetings.** A regular annual meeting of the board of directors will be held immediately after the adjournment of the annual shareholders' meeting and in the same place, if any, as the shareholders' meeting.

3.4 **Special Meetings.** Special meetings of the board of directors may be called at any time by the President or by any director for any purpose. The person calling the special meeting of the board of directors may fix any place, if any, for holding the meeting within the county in which the Corporation has its principal place of business. Special meetings may be held in other locations with the consent of all directors.

3.5 **Notice of Board of Directors Meetings.**

3.5.1 **Annual Meetings.** No notice of annual meetings of the board of directors other than these bylaws is required.

3.5.2 **Special Meetings.** A special meeting of the board of directors must be preceded by at least a two days' notice of the date, time, and place, if any, of the meeting. Unless otherwise required by the articles of incorporation, the notice of a special meeting must specify the purposes of the meeting or the business to be transacted.

3.5.3 **Form and Effect.** Notice of a special meeting of the board of directors may be given orally, in writing, or via electronic transmission. If notice is given orally, it will be effective when communicated if communicated in a comprehensible manner. If the notice is given in writing, it will be effective at the earliest of the following:

a. When received;

b. Five days after deposit in the United States mail, with postage prepaid, addressed to the director either at the director's business office or the address of the director that appears on the Corporation's current records of shareholders; or

c. On the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed on behalf of the addressee.

d. Electronic transmission is effective when it has been made to the data address of the shareholder or when it has been made in a manner otherwise authorized by the shareholder.

3.5.4 **Waiver of Notice.** A director entitled to notice may waive notice of a meeting of the board of directors by a signed document delivered to the secretary. The waiver will be effective whether signed before or after the meeting. A director's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the director at the beginning of the meeting, or promptly upon the director's arrival, objects to holding the meeting, or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.5.5 **Quorum.** A majority of the number of directors in office immediately before the meeting begins constitutes a quorum for the transaction of business at any meeting of the board of directors.

3.6 **Action by Board of Directors.**

3.6.1 **Director's Meeting.** The affirmative vote of a majority of directors present in person or by electronic communications at a meeting at which a quorum is present will be the act of the board of directors, unless the vote of a greater number of directors is required by law, the articles of incorporation, or these bylaws.

3.6.2 **Written Consent.** Any action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by a majority of the directors and delivered to the Corporation for inclusion in the minute book. A consent signed under this section has the effect of a meeting vote and may be described as such in any document. If more than one counterpart of a consent is signed by directors, all counterparts will be considered one document.

3.6.3 **Remote Meetings**. Any director may participate in a meeting of the directors by means of electronic communication by which all persons participating in the meeting can hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.7 **Removal of Directors.** Any director may be removed with or without cause by an affirmative vote of sixty-five percent (65%) the shareholders eligible to vote. A director may only be removed by the shareholders at a special meeting called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.

3.8 **Board of Directors' Vacancies.** Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy by electing a director. During such time that the shareholders fail or are unable to fill a vacancy, the board of directors may fill the vacancy. If the directors remaining in office constitute less than a quorum of the board of directors, the remaining directors may fill the vacancy by the affirmative vote of a majority of their number. The term of a director elected to fill a vacancy expires at the next annual shareholders' meeting (although the director may continue to serve after the expiration of the term as provided in the section of these bylaws relating to directors' terms).

3.9 **Compensation of Directors.** By resolution of the board of directors, the directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting or a stated salary as director. No such payments shall prevent any director from serving the Corporation in any other capacity and receiving compensation for that service.

3.10 **Committees.** The board of directors may create one or more committees and appoint members of the board of directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the board of directors. Creation of a committee and appointment of members to it must be approved by a majority of all the directors in office when the action is taken. Any such committee will have and may exercise all of the authority granted by the board of directors for the management of the Corporation except to the extent such delegation of authority is prohibited by law.

3.11 **Organization**. Meetings of the board of directors shall be presided over by the chair of the board, or in the chair's absence by the chief executive officer, or in the absence of both by a director chosen at the meeting. The secretary shall act as secretary of the meeting, but in the absence of the secretary, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

3.12 **Presumption of Assent**. A director of the Corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless: (i) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding the meeting or transacting business at the meeting; (ii) such director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (iii) the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before the adjournment of the meeting or to the Corporation within a reasonable time after adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV
OFFICERS

4.1 **Appointment.** The officers of this corporation will be a President, a Secretary, and a Treasurer, who will be appointed by the board of directors. The board of directors may appoint additional officers or assistant officers, from time to time. The same individual may simultaneously hold more than one office unless specifically prohibited therefrom by law. An officer may, but need not, be a shareholder or a member of the board of directors.

4.2 **Term of Office.** Each officer will hold office until the earlier of the following:

    a. The officer's successor is appointed;

    b. The officer resigns; or

    c. The officer is removed in accordance with the Bylaws hereof. The designation of a specified term does not grant any contract rights to any officer.

4.3 **Removal.** The board of directors may remove any officer at any time, with or without cause.

4.4 **Resignation.** Any officer may resign at any time by giving notice in writing or by electronic transmission to the board of directors or to the President. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

4.5 **Compensation.** The compensation of the officers of the Corporation, if any, will be fixed by the board of directors.

4.6 **Duties.** Each officer has the authority and must perform the duties set forth in these bylaws and to the extent consistent with these bylaws, the duties prescribed, from time to time, by the board of directors or by direction of an officer authorized by the board of directors to prescribe the duties of other officers.

4.7 **President.** The President is the Chief Executive Officer of the Corporation and, subject to the control of the board of directors, has responsibility for the conduct and management of the business and fiscal affairs of the Corporation and the general supervision of its property, business interests, and agents. The President, or a person designated by the President, must preside at all meetings of the shareholders and directors, unless otherwise ordered by the board of directors. The President may sign, with the secretary or any other proper officer of the Corporation authorized by the board of directors, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments that the board of directors has authorized to be executed, except in cases where the signing and execution thereof is expressly delegated by the board of directors or these bylaws to some other officer or agent of the Corporation, or is required by law to be otherwise signed or executed.

4.8 **Vice Presidents**. In the absence of the president or in the event of the president's death, inability or refusal to act, the vice president (or in the event there shall be more than one vice president, the vice presidents in the order designated at the time of their appointment, or in the absence of any designation then in the order of their appointment) shall perform the duties of the president, and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to the vice president by the president or by the board of directors.

4.9 **Secretary.** The secretary must:

4.9.1 **Minute Book.** Keep or cause to be kept at the principal office, or such other place as the board of directors may order, a book of minutes of all meetings of directors and shareholders showing the time and place of the meeting, whether it was a regular or special meeting, and if a special meeting, how authorized, the notice given, the names of those present at directors' meetings, the number of shareholders present or represented at shareholders' meetings, and the proceedings at those meetings;

4.9.2 **Stock Transfer Records.** Keep or cause to be kept at the principal office of the Corporation, or at the office of the Corporation's transfer agent, a stock transfer book, or a duplicate stock transfer book, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for such shares, if any, and the number and date of cancellation of certificates surrendered for cancellation, if any;

4.9.3 **Notices.** Give or cause to be given notice of the meetings of the shareholders and board of directors as is required by these bylaws;

4.9.4 **Sign Documents.** Sign with the president, or a vice-president if any, certificates for shares of the Corporation, if any, the issuance of which must have been authorized by resolution of the board of directors; and

4.9.5 **Certification.** When requested or required, certify any records of the Corporation.

4.10 **Treasurer.** The treasurer must:

4.10.1 **Financial Administration.** Be responsible for the administration of the financial affairs of the Corporation and have charge and custody of, and be responsible for, all funds and securities of the Corporation;

4.10.2 **Receipts and Deposits.** Receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such money in the name of the Corporation in such banks, trust companies, or other depositories as must be selected by the board of directors; and

4.10.3 **Bonding.** If required by the board of directors, give a bond for the faithful discharge of the treasurer's duties in such sums and with such security or surety as the board of directors may require.

ARTICLE V
SHARES OF CAPITAL STOCK & CERTIFICATES

5.1 **Issuance of Stock.** Shares of capital stock of any class now or hereafter authorized, securities convertible into or exchangeable for such stock, or options or other rights to purchase such stock or securities may be issued or granted in accordance with authority granted by resolution of the Board of Directors.

5.2 **Stock Certificates.** Shares of the capital stock of the Corporation shall be in the form adopted by the Board of Directors, represented by certificates or uncertificated, may be signed by the Chairman of the Board of Directors, or the President or Vice President and the Treasurer or the Assistant Treasurer or the Secretary or the Assistant Secretary of the Corporation, and may be sealed with the seal of the Corporation. If the shares of capital stock of the Corporation are represented by certificates, all such certificates shall be numbered consecutively, and the name of the person owning the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

5.2.1 **Form.** In the case that shares of capital stock of the Corporation are represented by certificates, certificates for shares will be in such form as the board of directors may determine. Each certificate for shares must state the following upon its face:

a. The name of the Corporation and that it is organized under the laws of Wyoming;

b. The name of the person to whom it is issued;

c. The number and class of shares and the designation of the series, if any, that the certificate represents; and

d. The number of the certificate and its date of issuance.

5.2.2 **Signing Certificates.** The certificates must be signed by the President, or a Vice-President, and the Secretary, or an assistant secretary.

5.2.3 **Shares Without Certificates.** The Corporation may issue shares without certificates.

5.2.4 **Legends.** Legends relating to restrictions on the transfer of shares may be marked on share certificates if required by an agreement to which the Corporation is a party or by action of the board of directors.

5.3 **Transfer of Stock.** Shares of capital stock of the Corporation shall be transferred only on the books of the Corporation, by the holder of record in person, by electronic transmission, or by the holder's duly authorized representative, and in the case of certificated shares, only upon surrender to the Corporation of the certificate for such shares duly endorsed for transfer, together with such other documents (if any) as may be required to effect such transfer. If the shares of capital stock of the Corporation are represented by certificates, the Corporation must issue a new certificate to the person or persons entitled to the shares represented by that certificate, cancel the old certificate, and record the transaction upon its stock transfer books.

5.4 **Lost, Stolen, Destroyed, or Mutilated Certificates.** New stock certificates may be issued to replace certificates alleged to have been lost, stolen, destroyed, or mutilated, upon such terms and conditions, including proof of loss or destruction, and the giving of a satisfactory bond of indemnity, as the Board of Directors from time to time may determine.

5.5 **Regulations.** The Board of Directors shall have the power and authority to make all such rules and regulations not inconsistent with these Bylaws as it may deem expedient concerning the issue, transfer, and registration of shares of capital stock of the Corporation.

5.6 **Record Date for Stock.** In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting: provided, however, that the board of directors may fix a new record date for the adjourned meeting.

5.7 **List of Shareholders.** The name and address of the person to whom shares are issued, or the identifier and data address to whom shares are issued to, with the number of shares and date of issue, must be entered on the stock transfer books of the Corporation.

ARTICLE VI
INDEMNIFICATION

6.1 **Permissible Indemnification of Directors.**

6.1.1 **Good Faith Conduct.** Unless otherwise provided in the articles of incorporation, the Corporation may indemnify any individual made a party to a proceeding because the individual is or was a director of the Corporation against liability incurred in the proceeding, but only if the individual demonstrates he or she conducted himself or herself in good faith and reasonably believed that his or her official conduct was in the best interests of the Corporation and his or her other conduct was not opposed to the Corporation's best interests. If the proceeding involves the director's conduct with respect to an employee benefit plan, it is sufficient that the director reasonably believed the conduct to be in the interests of the participants or beneficiaries of the plan. In the case of indemnification in connection with any criminal proceeding, the individual must also demonstrate that the individual had no reasonable cause to believe his or her conduct was unlawful. A determination that the individual has met these standards of conduct required for permissible indemnification must be made in accordance with the procedures set forth in the Wyoming Business Corporation Act.

6.1.2 **Derivative Actions.** Indemnification in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred by the individual in connection with the proceeding.

6.1.3 **Limit on Indemnification.** The Corporation may not indemnify a director in connection with a proceeding by or in the right of the Corporation in which the director is adjudged liable to the Corporation, or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director is adjudged liable on the basis that the director received improper personal benefit.

6.2 **Mandatory Indemnification of Directors.** Unless the articles of incorporation provide to the contrary, the Corporation must indemnify a director against reasonable expenses incurred by the director in connection with the proceeding if the director is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director is a party because of being a director of the Corporation.

6.3 **Advances for Expenses of Directors.** Unless otherwise provided in the articles of incorporation, the Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding, if:

6.3.1 The director furnishes the Corporation a written affirmation of the director's good faith belief that his or her conduct meets the standards of conduct required for permissible indemnification;

6.3.2 The director furnishes the Corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct (which undertaking must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment); and

6.3.3 Those authorizing the reimbursement determine that the facts then known would not preclude permissible indemnification.

6.4 **Indemnification of Officers, Agents, and Employees.** Unless otherwise provided in the articles of incorporation, the board of directors may indemnify and advance expenses to any officer, employee, or agent of the Corporation, who is not a director of the Corporation, to any extent consistent with public policy, as determined by the general or specific action of the board of directors.

ARTICLE VII
CORPORATE RECORDS

7.1 **Maintenance of Records.** The Corporation must maintain adequate and correct books, records, and accounts of its business and properties. Such records include, without limitation, recorded minutes of all meetings of its shareholders and board of directors, a record of all actions taken by the shareholders or board of directors without a meeting, and a record of all actions taken by a committee of the board of directors in place of the board of directors on behalf of the Corporation, and all additional documents subject to shareholder inspection rights provided for in these bylaws, the articles, or the Act. All of these books, records, and accounts must be kept at the Corporation's principal office.

7.2 **Shareholder Inspection Rights.** If a shareholder of the Corporation gives the Corporation written demand at least five business days before the date on which the shareholder wishes to inspect and copy, a shareholder is entitled to inspect and copy, during regular business hours at the Corporation's principal office, the following records:

7.2.1 The articles of incorporation of the Corporation and all amendments or restatements;

7.2.2 The bylaws of the Corporation and all amendments or restatements;

7.2.3 Resolutions adopted by its board of directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

7.2.4 The minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three years;

7.2.5 All written communications to shareholders generally within the past three years;

7.2.6   A list of the names and business addresses of the Corporation's current directors and officers; and

7.2.7   The Corporation's most recent annual report delivered to the Secretary of State.

ARTICLE VIII
DISTRIBUTIONS

The board of directors may authorize, and the Corporation may make, distributions (including dividends on its outstanding shares) in the manner and on the terms and conditions provided by law and the articles of incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the board of directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall think conducive to the interests of the corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
CONTRACTS, LOANS, CHECKS, DEPOSITS

9.1   **Contracts.** The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

A director or officer of the Corporation shall not be disqualified by the director's office from dealing or contracting with the Corporation either as a vendor, purchaser, or otherwise. The fact that any director or officer, or any firm of which any director or officer of the Corporation is a shareholder, officer or director, is in any way interested in any transaction of the Corporation shall not make such transaction void or voidable, or require such director or officer of the Corporation to account to the Corporation for any profits therefrom, so long as the transaction/deal satisfies the requirements of Wyo. Stat. § 17-16-863 *et seq.*

9.2   **Loans.** No loans shall be made, or accepted, on behalf of the Corporation, and no evidences of indebtedness shall be issued in the Corporation's name, unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

9.3   **Checks, Drafts, Notes.** All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

9.4   **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies, or other depositories as the board of directors may select.

9.5   **Voting Securities Held by the Corporation.** The chief executive officer, or such other officer or agent designated by the board of directors, shall have full power and authority on behalf of the Corporation to attend, act at, and vote at any meeting of security or interest holders of other corporations or entities in which the Corporation may hold securities or interests. At the meeting, the chief executive officer or other designated agent shall possess and exercise any and all rights and powers incident to the ownership of the securities or interest with the Corporation holds.

ARTICLE X
CORPORATE SEAL

The board of directors may, but is not required to, provide a corporate seal, which will be circular in form and have inscribed thereon any designation, including the name of the Corporation, the state of its incorporation, and the words "corporate seal."

ARTICLE XI
AMENDMENTS

11.1   **Board of Directors.** The board of directors may amend or repeal these bylaws as provided by law or the articles of incorporation, unless the shareholders, in adopting, amending, or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

11.2   **Shareholders.** Approval by the majority of the shareholders may also amend or repeal these bylaws.

ARTICLE XII
RATIFICATION OF DEFECTIVE CORPORATE ACTION

12.1   **Definitions.** The following words have the meaning as used in this Article:

12.1.1   "Corporate action" means any action taken by or on behalf of the Corporation, including any action taken by the incorporator, the board of directors, a committee of the board of directors, an officer or agent of the Corporation or the shareholders.

12.1.2   "Date of the defective corporate action" means the date (or the approximate date, if the exact date is unknown) the defective corporate action was purported to have been taken.

12.1.3   "Defective corporate action" means (i) any corporate action purportedly taken that is, and at the time such corporate action was purportedly taken would have been, within the power of the Corporation, but is void or voidable due to a failure of authorization, and (ii) an overissue.

12.1.4   "Failure of authorization" means the failure to authorize, approve or otherwise effect a corporate action in compliance with the provisions of this Act, the articles of incorporation or bylaws, a corporate resolution or any plan or agreement to which the Corporation is a party, if and to the extent such failure would render such corporate action void or voidable.

12.1.5   "Overissue" means the purported issuance of:

a.	shares of a class or series in excess of the number of shares of a class or series the Corporation has the power to issue under Article V at the time of such issuance; or

b.	shares of any class or series that is not then authorized for issuance by the articles of incorporation.

12.1.6 "Putative shares" means the shares of any class or series (including shares issued upon exercise of rights, options, warrants or other securities convertible into shares of the Corporation, or interests with respect to such shares) that were created or issued as a result of a defective corporate action, that (i) but for any failure of authorization would constitute valid shares, or (ii) cannot be determined by the board of directors to be valid shares.

12.1.7 "Valid shares" means the shares of any class or series that have been duly authorized and validly issued in accordance with the Act, including as a result of ratification or amendment under this Article XII.

12.1.8 "Amendment effective time" with respect to any defective corporate action ratified under this Article XII means the later of:

a.	the time at which the ratification of the defective corporate action is approved by the shareholders, or if approval of shareholders is not required, the time at which the notice required becomes effective; and

b.	the time at which any articles of amendment filed become effective.

The amendment effective time shall not be affected by the filing or pendency of a judicial proceeding under section 12.8 or otherwise, unless otherwise ordered by the court.

12.2	**Defective Corporate Action.**

12.2.1	A defective corporate action shall not be void or voidable if ratified in accordance with section 12.3 or validated in accordance with section 12.8.

12.2.2	Ratification under section 12.3 or amendment under section 12.8 shall not be deemed to be the exclusive means of ratifying or validating any defective corporate action, and the absence or failure of ratification in accordance with this Article XII shall not, of itself, affect the validity or effectiveness of any corporate action properly ratified under common law or otherwise, nor shall it create a presumption that any such corporate action is or was a defective corporate action or void or voidable.

12.2.3	In the case of an overissue, putative shares shall be valid shares effective as of the date originally issued or purportedly issued upon:

a.	the effectiveness under this Article XII and under Article XI of an amendment to the articles of incorporation authorizing, designating or creating such shares; or

b.	the effectiveness of any other corporate action under this Article XII ratifying the authorization, designation or creation of such shares.

12.3   **Ratification of Defective Corporate Actions.**

12.3.1 To ratify a defective corporate action under this section (other than the ratification of an election of the initial board of directors under subsection (2)), the board of directors shall take action ratifying the action in accordance with section 12.4, stating:

a.   the defective corporate action to be ratified and, if the defective corporate action involved the issuance of putative shares, the number and type of putative shares purportedly issued;

b.   the date of the defective corporate action;

c.   the nature of the failure of authorization with respect to the defective corporate action to be ratified; and

d.   that the board of directors approves the ratification of the defective corporate action.

12.3.2 In the event that a defective corporate action to be ratified relates to the election of the board of directors of the Corporation under section 2.1, a majority of the persons who, at the time of the ratification, are exercising the powers of directors may take an action stating:

a.   the name of the person or persons who first took action in the name of the Corporation as the initial board of directors of the Corporation;

b.   the earlier of the date on which such persons first took such action or were purported to have been elected as the initial board of directors; and

c.   that the ratification of the election of such person or persons as the initial board of directors is approved.

12.3.3 If any provision of the Wyoming Business Corporation Act, the articles of incorporation or bylaws, any corporate resolution or any plan or agreement to which the Corporation is a party in effect at the time action under subsection (a) is taken requires shareholder approval or would have required shareholder approval at the date of the occurrence of the defective corporate action, the ratification of the defective corporate action approved in the action taken by the directors under subsection (a) shall be submitted to the shareholders for approval in accordance with section 12.4.

12.3.4 Unless otherwise provided in the action taken by the board of directors under subsection (a), after the action by the board of directors has been taken and, if required, approved by the shareholders, the board of directors may abandon the ratification at any time before the amendment effective time without further action of the shareholders.

12.4   **Action on Ratification.**

12.4.1 The quorum and voting requirements applicable to a ratifying action by the board of directors under section 12.3(1) shall be the quorum and voting requirements applicable to the corporate action proposed to be ratified at the time such ratifying action is taken.

12.4.2 If the ratification of the defective corporate action requires approval by the shareholders under section 12.3(3), and if the approval is to be given at a meeting, the Corporation shall notify each holder of valid and putative shares, regardless of whether entitled to vote, as of the record date for notice of the meeting and as of the date of the occurrence of defective corporate action, provided that notice shall not be required to be given to holders of valid or putative shares whose identities or addresses for notice cannot be determined from the records of the Corporation. The notice must state that the purpose, or one of the purposes, of the meeting, is to consider ratification of a defective corporate action and must be accompanied by (i) either a copy of the action taken by the board of directors in accordance with section 12.3(1) or the information required by sections 12.3(1)(a) through (1)(d), and (ii) a statement that any claim that the ratification of such defective corporate action and any putative shares issued as a result of such defective corporate action should not be effective, or should be effective only on certain conditions, shall be brought within 120 days from the applicable amendment effective time.

12.4.3 Except as provided in subsection (d) with respect to the voting requirements to ratify the election of a director, the quorum and voting requirements applicable to the approval by the shareholders required by section 12.3(3) shall be the quorum and voting requirements applicable to the corporate action proposed to be ratified at the time of such shareholder approval.

12.4.4 The approval by shareholders to ratify the election of a director requires that the votes cast within the voting group favoring such ratification exceed the votes cast opposing such ratification of the election at a meeting at which a quorum is present.

12.4.5 Putative shares on the record date for determining the shareholders entitled to vote on any matter submitted to shareholders under section 12.3(3) (and without giving effect to any ratification of putative shares that becomes effective as a result of such vote) shall neither be entitled to vote nor counted for quorum purposes in any vote to approve the ratification of any defective corporate action.

12.4.6 If the approval under this section of putative shares would result in an overissue, in addition to the approval required by section 12.3, approval of an amendment to the articles of incorporation under Article XI to increase the number of shares of an authorized class or series or to authorize the creation of a class or series of shares so there would be no overissue shall also be required.

12.5 **Notice Requirements.**

12.5.1 Unless shareholder approval is required under section 12.3(3), prompt notice of an action taken under section 12.3 shall be given to each holder of valid and putative shares, regardless of whether entitled to vote, as of (i) the date of such action by the board of directors and (ii) the date of the defective corporate action ratified, provided that notice shall not be required to be given to holders of valid and putative shares whose identities or addresses for notice cannot be determined from the records of the Corporation.

12.5.2 The notice must contain (i) either a copy of the action taken by the board of directors in accordance with section 12.3(1) or (2) or the information required by sections 12.3(1)(a) through (1)(d) or sections 12.3(2)(a) through (2)(c), as applicable, and (ii) a statement that any claim that the ratification of the defective corporate action and any putative shares issued as a result of such defective corporate action should not be effective, or should be effective only on certain conditions, shall be brought within 120 days from the applicable amendment effective time.

12.5.3   No notice under this section is required with respect to any action required to be submitted to shareholders for approval under section 12.3(3) if notice is given in accordance with section 12.4(2).

12.5.4   A notice required by this section may be given in any manner permitted by section 2.5 and, for any corporation subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, may be given by means of a filing or furnishing of such notice with the United States Securities and Exchange Commission.

12.6   **Effect of Ratification.** From and after the amendment effective time, and without regard to the 120-day period during which a claim may be brought under section 12.8:

12.6.1   Each defective corporate action ratified in accordance with section 12.3 shall not be void or voidable as a result of the failure of authorization identified in the action taken under section 12.3(1) or (2) and shall be deemed a valid corporate action effective as of the date of the defective corporate action;

12.6.2   The issuance of each putative share or fraction of a putative share purportedly issued pursuant to a defective corporate action identified in the action taken under section 12.3 shall not be void or voidable, and each such putative share or fraction of a putative share shall be deemed to be an identical share or fraction of a valid share as of the time it was purportedly issued; and

12.6.3   Any corporate action taken subsequent to the defective corporate action ratified in accordance with this Article XII in reliance on such defective corporate action having been validly effected and any subsequent defective corporate action resulting directly or indirectly from such original defective corporate action shall be valid as of the time taken.

12.7   **Filings.**

12.7.1   If the defective corporate action ratified under this Article XII would have required under any other section of the Act a filing in accordance with the Act, then, regardless of whether a filing was previously made in respect of such defective corporate action and in lieu of a filing otherwise required by this Act, the Corporation shall file articles of amendment in accordance with this section, and such articles of amendment shall serve to amend or substitute for any other filing with respect to such defective corporate action required by this Act.

12.7.2   The articles of amendment must set forth:

a.   the defective corporate action that is the subject of the articles of amendment (including, in the case of any defective corporate action involving the issuance of putative shares, the number and type of putative shares issued and the date or dates upon which such putative shares were purported to have been issued);

b. the date of the defective corporate action;

c. the nature of the failure of authorization in respect of the defective corporate action;

d. a statement that the defective corporate action was ratified in accordance with section 12.3, including the date on which the board of directors ratified such defective corporate action and the date, if any, on which the shareholders approved the ratification of such defective corporate action; and

e. the information required by subsection (3).

12.7.3 The articles of amendment must also contain the following information:

a. if a filing was previously made in respect of the defective corporate action and no changes to such filing are required to give effect to the ratification of such defective corporate action in accordance with section 1.47, the articles of amendment must set forth (i) the name, title and filing date of the filing previously made and any articles of correction to that filing and (ii) a statement that a copy of the filing previously made, together with any articles of correction to that filing, is attached as an exhibit to the articles of amendment;

b. if a filing was previously made in respect of the defective corporate action and such filing accordance with section 12.3, the articles of amendment must set forth (i) the name, title and filing date of the filing previously made and any articles of correction to that filing and (ii) a statement that a filing containing all of the information required to be included under the applicable section or sections of the Act to give effect to such defective corporate action is attached as an exhibit to the articles of amendment, and (iii) the date and time that such filing is deemed to have become effective; or

c. if a filing was not previously made in respect of the defective corporate action and the defective corporate action ratified under section 12.3 would have required a filing under any other section of the Act, the articles of amendment must set forth (i) a statement that a filing containing all of the information required to be included under the applicable section or sections of the Act to give effect to such defective corporate action is attached as an exhibit to the articles of amendment, and (ii) the date and time that such filing is deemed to have become effective.

ARTICLE XIII
MISCELLANEOUS

13.1 **Articles of Incorporation**. In the event of any conflict between the provisions of the articles of incorporation and the bylaws, the provisions of the articles of incorporation shall govern.

13.2 **Severability**. If any provision of these bylaws shall be held to be invalid, illegal, unenforceable, or in conflict with the articles of incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these bylaws (including without limitation, all portions of any section of these bylaws containing any such provision held to be invalid, illegal, unenforceable, or in conflict with the articles of incorporation) that are not themselves invalid, illegal, unenforceable, or in conflict with the articles of incorporation shall remain in full force and effect.

13.3   **Fiscal Year.** The fiscal year of the Corporation shall be fixed by resolution of the board of directors consistent with the period authorized or required by the Internal Revenue Code.

CERTIFICATE OF DIRECTOR(S)

I, Bradlee Combs, hereby certify that I am a Director of Pathfinder Resources Inc., a Wyoming corporation and that the foregoing Bylaws, comprising twenty-two (22) pages, including this page, have been adopted by the Board of Directors as the Bylaws and governing instrument of the Corporation as of the 7th day of May 2026.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 7th day of May 2026.

PATHFINDER RESOURCES INC.

Bradlee Combs, Director